                                                         424b(1)
                                                         File Number 333-18457

PROSPECTUS

                                1,465,000 Shares

                              (LOGO appears here)
                         COMMUNITY CAPITAL CORPORATION

                                  Common Stock

     All of the shares of common stock, par value $1.00 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Community Capital Corporation, a South Carolina corporation (the "Company"). Prior to the Offering, there has been only limited trading in the Common Stock, and no reliable market for the Common Stock has existed. See "Underwriting" for the factors considered in determining the public offering price. The Common Stock is currently quoted on the OTC Bulletin Board and has been approved for listing on the American Stock Exchange under the symbol "CYL," subject to notice of issuance.

     See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER
   OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
       AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                                Price to                Underwriting              Proceeds to
                                                                 Public               Discount (1)(2)             Company (3)
Per Share...........................................             $11.00                    $0.57                     $10.43
Total (4)...........................................          $16,115,000                 $842,120                $15,272,880

(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Underwriting Discount has been calculated on the basis of an underwriting discount of 7.0% with respect to an aggregate of 1,093,662 shares of Common Stock to be sold by the Company to the public, and no underwriting discount with respect to an aggregate of 371,338 shares of Common Stock to be sold by the Company to certain purchasers disclosed to the Underwriters. The Underwriters shall also be paid a financial advisory fee of $112,000. See "Underwriting."


(3) Before deducting expenses of the Offering payable by the Company (including the Underwriters' financial advisory fee), estimated to be approximately $400,000.


(4) The Company has granted the Underwriters an over-allotment option to purchase up to 219,750 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $18,532,250, the total Underwriting Discount will be $1,011,327, and the total Proceeds to the Company will be $17,520,923. See "Underwriting."


     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the Underwriters' right to reject orders in whole or in part and to withdraw, cancel, or modify the offer without notice. It is expected that certificates for the shares will be available for delivery on or about February 14, 1997.

J.C. Bradford &Co.                                   Edgar M. Norris & Co., Inc.

                               February 11, 1997

                             (Map appears here)


     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
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                               PROSPECTUS SUMMARY
     The following summary is qualified in its entirety by the more detailed information and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context indicates otherwise, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Prospective investors should consider carefully the information set forth under the heading "Risk Factors."
     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."
                                  The Company
     Community Capital Corporation is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks (collectively, the "Banks") in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.
     The Company was formed in 1988 to serve as a holding company for Greenwood National Bank, now Greenwood Bank & Trust (the "Greenwood Bank"), principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. In many cases, when these consolidations occur, local boards of directors are dissolved and local management is relocated or terminated. The Company believes this situation creates favorable opportunities for new community banks with local management and local directors. Management believes that such banks can be successful in attracting individuals and small to medium-sized businesses as customers who wish to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.
     In 1994, the Company made the strategic decision to expand beyond the Greenwood County area by creating an organization of independently managed community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. In June 1995, the Company opened Clemson Bank & Trust (the "Clemson Bank" and, together with the Greenwood Bank, the "Existing Banks") in Clemson, South Carolina. The Company is in the process of acquiring three additional de novo banks which are being formed in Belton, Newberry, and Barnwell, South Carolina (the "New Banks"). The Company intends to open The Bank of Belton (In Organization) (the "Belton Bank") and The Bank of Newberry County (In Organization) (the "Newberry Bank") in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. In contrast, immediately after opening, The Bank of Barnwell County (In Organization) (the "Barnwell Bank") will acquire certain deposits and assets associated with five branches located in Aiken, Barnwell, and Orangeburg Counties, South Carolina from Carolina First Bank (the "Carolina First Branches"). As of December 31, 1996, the Carolina First Branches had approximately $53.7 million in deposits and $15.2 million in loans. See "Acquisition of the Carolina First Branches." The Company anticipates that the Barnwell Bank and the Belton Bank will open during the first quarter of 1997 and that the Newberry Bank will open during the second quarter of 1997.
     As a one-bank holding company for the Greenwood Bank, the Company grew from approximately $21.5 million in assets, $11.7 million in loans, $16.6 million in deposits, and $4.6 million in shareholders' equity at December 31, 1989, to approximately $65.1 million in assets, $50.6 million in loans, $49.1 million in deposits, and $6.1 million in shareholders' equity at December 31, 1994. The opening of the Clemson Bank in June 1995 resulted in a year-over-year decrease of the Company's earnings per share for the year ended December 31, 1995, due to substantial start-up expenditures, as well as the time and expense required to attract customers, deposits, and earning assets. The Clemson Bank achieved profitability in September 1996, and at December 31, 1996, the Company had approximately $116.0 million in assets, $80.5 million in loans, $89.9 million in deposits, and $13.6 million in shareholders' equity. Based upon levels at December 31, 1996, and giving effect to this Offering and the acquisition of certain deposits and assets associated with the Carolina First Branches, the Company would have approximately $185.1 million in assets, $95.7 million in loans, $143.6 million in deposits, and $28.4 million in shareholders' equity. See "Acquisition of Carolina First Branches -- Unaudited Pro Forma Financial Information."
     The Company's strategy is to operate the Banks on a decentralized basis, emphasizing each Bank's local board of directors and local management's knowledge and authority to make credit decisions. The Company believes this operating
                                       3
strategy has enabled the Existing Banks, and will enable the New Banks, to generate high yielding loans and attract and retain core deposits which will provide substantially all of the Banks' funding requirements. The Company supplements its decentralized operating strategy with centralized policy oversight, credit review, back-office support, and strategic planning. Following the Offering, the Company intends to focus on the development of the New Banks and the continued growth of the Existing Banks. While the Company does not intend actively to search for opportunities to expand into additional markets, the Company may consider opportunities that arise from time to time, most likely through acquisitions of existing institutions or branches rather than through the formation of additional de novo banks. The Company has no specific acquisition plans at the current time other than the New Banks and the Carolina First Branches.
                                  The Offering

Common Stock offered........................................  1,465,000 shares (1)
Common Stock outstanding prior to the Offering..............  1,225,784 shares (2)
Common Stock to be outstanding after the Offering...........  2,690,784 shares (2)
Use of proceeds.............................................  To capitalize and fund certain costs incurred in the organization of the New Banks, to finance the acquisition of the Carolina First Branches, and for other general corporate purposes. See "Use of Proceeds."
American Stock Exchange symbol..............................  CYL

(1) Excludes up to 219,750 shares of Common Stock which may be sold by the Company upon exercise of the over-allotment option granted to the Underwriters. See "Underwriting."
(2) Excludes 447,851 shares of Common Stock issuable upon exercise of stock options outstanding as of the date of the Prospectus, at exercise prices ranging from $7.92 to $12.38 per share.
                                  Risk Factors
     An investment in the securities offered hereby involves substantial risks including, among others, the risks associated with the lack of any operating history of each New Bank, the risks associated with the acquisition of the Carolina First Branches, the credit risk associated with the Company's loan portfolio, and the adequacy of the allowance for loan losses.
                                       4

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                     Year Ended December 31,
                                                                            1992        1993        1994         1995
                                                                          (Dollars in thousands, except per share data)
Income Statement Data:
  Net interest income..................................................   $  1,673    $  2,194    $  2,647    $    3,199
  Provision for loan losses............................................        227          80          14           112
  Noninterest income...................................................        631         776         514           777
  Noninterest expense..................................................      1,787       2,121       2,261         3,069
  Net income...........................................................        289         560         585           534
Balance Sheet Data:
  Assets...............................................................   $ 49,281    $ 58,970    $ 65,071    $   96,100
  Earning assets.......................................................     44,636      53,891      58,182        87,980
  Securities (1).......................................................      7,466       7,949       7,617        22,446
  Loans (2)............................................................     34,493      44,634      50,565        63,204
  Allowance for loan losses............................................        500         567         581           671
  Deposits.............................................................     40,970      45,992      49,146        73,138
  Federal Home Loan Bank advances......................................      2,627       6,756       5,925         6,244
  Shareholders' equity.................................................      4,844       5,420       6,079        12,932
Weighted Average Shares Outstanding: (3)...............................    745,272     745,645     804,822     1,070,135
Per Share Data: (3)
  Net income (3).......................................................   $   0.39    $   0.75    $   0.80    $     0.55
  Book value (period end) (4)..........................................       7.89        8.80        9.62         10.68
  Tangible book value (period end) (4).................................       7.73        8.71        9.58         10.64
Performance Ratios:
  Return on average assets.............................................       0.66%       1.03%       0.97%         0.68%
  Return on average equity.............................................       6.15       10.94       10.17          5.69
  Net interest margin (5)..............................................       4.17        4.39        4.78          4.49
  Efficiency (6).......................................................      78.31       71.95       69.81         76.78
Asset Quality Ratios:
  Allowance for loan losses to period end loans (2)....................       1.45%       1.27%       1.15%         1.06%
  Net charge-offs to average loans.....................................       0.18        0.03          --          0.03
  Nonperforming assets to period end loans and foreclosed property
    (2)(7).............................................................       0.52        0.40        0.04          0.02
Capital and Liquidity Ratios:
  Average equity to average assets.....................................      10.69%       9.39%       9.46%        11.99%
  Leverage.............................................................       9.62        9.10        9.42         13.21
  Risk-based capital
    Tier 1.............................................................      12.17       10.89       11.04         18.46
    Total..............................................................      13.46       12.04       12.09         19.41
  Average loans to average deposits....................................      88.21       90.52       98.21         93.03

                                                                            1996

Income Statement Data:
  Net interest income..................................................  $    4,108
  Provision for loan losses............................................         187
  Noninterest income...................................................       1,226
  Noninterest expense..................................................       4,141
  Net income...........................................................         706
Balance Sheet Data:
  Assets...............................................................  $  115,959
  Earning assets.......................................................     104,526
  Securities (1).......................................................      23,280
  Loans (2)............................................................      80,546
  Allowance for loan losses............................................         837
  Deposits.............................................................      89,862
  Federal Home Loan Bank advances......................................       4,889
  Shareholders' equity.................................................      13,556
Weighted Average Shares Outstanding: (3)...............................   1,356,626
Per Share Data: (3)
  Net income (3).......................................................  $     0.54
  Book value (period end) (4)..........................................       11.12
  Tangible book value (period end) (4).................................       11.08
Performance Ratios:
  Return on average assets.............................................        0.67%
  Return on average equity.............................................        5.41
  Net interest margin (5)..............................................        4.28
  Efficiency (6).......................................................       77.28
Asset Quality Ratios:
  Allowance for loan losses to period end loans (2)....................        1.04%
  Net charge-offs to average loans.....................................        0.03
  Nonperforming assets to period end loans and foreclosed property
    (2)(7).............................................................        0.23
Capital and Liquidity Ratios:
  Average equity to average assets.....................................       12.37%
  Leverage.............................................................       11.62
  Risk-based capital
    Tier 1.............................................................       15.58
    Total..............................................................       16.54
  Average loans to average deposits....................................       88.06

(1) Securities held to maturity are stated at amortized cost, and securities available for sale are stated at fair value.
(2) Loans are stated net of unearned income, before allowance for loan losses.
(3) All share and per share data have been adjusted to reflect the 5% Common Stock dividends in September 1993, April 1994, August 1995, and May 1996. Net income per share is computed using the weighted average number of outstanding shares of common stock and dilutive common stock equivalents from stock options (using the treasury stock method).
(4) Excludes the effect of any outstanding stock options.
(5) Net interest income divided by average earning assets.
(6) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.
(7) Nonperforming loans and nonperforming assets do not include loans past due 90 days or more that are still accruing interest.
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                                  RISK FACTORS
     The securities offered hereby involve a high degree of risk. In addition to the other information contained in the Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.
     No Operating History for the New Banks. Each of the New Banks is currently in the organizational stage and has no operating history. Although the Greenwood Bank has been operating since 1989 and the Clemson Bank has been operating since 1995, because of the impact of the formation of the New Banks and the acquisition of the Carolina First Branches, the Company's historical results of operations are not necessarily indicative of the Company's future operations. As a bank holding company, the Company's continued profitability will depend entirely upon the operations of the Banks. The operations of the New Banks will be subject to the risks inherent in the establishment of a new business and, specifically, of a new bank. The likelihood of the success of each of the New Banks must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of a new bank and the competitive environment in which each New Bank will operate. Typically, new banks incur substantial initial expenses and are not profitable for several years after commencing business. The start-up expenditures and initial losses of the Clemson Bank caused a year-over-year decrease in the Company's earnings per share for the year ended December 31, 1995, and the Company anticipates that the start-up expenditures and initial losses associated with the development of the New Banks and the acquisition of the Carolina First Branches will have a similar negative effect on earnings per share for the year ending December 31, 1997. To commence business, each of the New Banks must also attract and retain additional officers and employees. There can be no assurance that any of the New Banks will ever operate profitably or that the impact of their respective operations will not have a material adverse impact on the results of operations and financial condition of the Company. The Company believes that the successful development and initial operation of each New Bank will also be largely dependent upon the efforts of its organizers. None of the organizers is obligated to serve as a director of, or to otherwise remain associated with, his or her Bank. The failure of organizers to continue to participate in the management of his or her respective New Bank could have a material adverse effect on the operations of such New Bank and the Company.
     General Risks of the Acquisition of the Carolina First Branches. The Company has not historically made acquisitions on the same scale as the acquisition of the Carolina First Branches, and the performance of the Company will depend on the success of this acquisition. The success of this acquisition will, in turn, depend on a number of factors, including, without limitation: the Barnwell Bank's ability to manage the commencement of operations with a substantial amount of deposits and accountholders; its ability to limit the outflow of deposits held by its new customers in the Carolina First Branches beyond the amount anticipated by the Company; its success in deploying the cash received in the acquisition into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk; its ability to control the incremental noninterest expense from the Carolina First Branches; its ability to retain and attract the appropriate personnel to staff the Carolina First Branches; and its ability to earn acceptable levels of noninterest income from the Carolina First Branches. No assurance can be given that the Barnwell Bank will be able to integrate the Carolina First Branches successfully, that the operation of the Carolina First Branches will not adversely affect the Company's existing profitability, or that the Company or the Barnwell Bank will be able to manage the growth resulting from the acquisition effectively. See "Acquisition of Carolina First Branches" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
     Investment of Acquired Funds and Impact on Net Interest Margin. The Barnwell Bank has agreed to assume certain deposit liabilities of the Carolina First Branches (the "Carolina First Deposits") and purchase certain loans (the "Carolina First Loans") and other certain assets associated with the Carolina First Branches. The Barnwell Bank will acquire substantially more interest-bearing liabilities than interest-earning assets and will receive approximately $34.5 million in cash assuming the acquisition of approximately $53.7 million in deposits. Through the Barnwell Bank, the Company intends to deploy this cash in investment securities, loans in the market areas of the Carolina First Branches, and loan participations purchased from other financial institutions, principally from the Company's other Banks. See "Acquisition of the Carolina First Branches." Prior to investing in loans, the Barnwell Bank will invest these funds in United States government and United States agency securities. The Company expects that these investment securities will earn interest at rates lower than the interest rates that would be earned on loans, and the Company's net interest margin will therefore decrease in the short- to medium-term. There can be no assurance that the Barnwell Bank will be able to invest the funds in loans at market rates or to earn a favorable net interest margin through investing the funds in investment securities until loans can be made or loan participations can be purchased. Management currently intends to designate all of these securities as available-for-sale investments. As with any fixed-rate investment, market value appreciation or depreciation of investment securities will occur depending upon the movement of interest rates. Given fluctuations in market conditions, there can be no assurance that
                                       6
management's current strategy for allocating the funds to loans and investment securities will be the investment allocation ultimately pursued by the Company. See "Acquisition of the Carolina First Branches."
     Credit Risk; Adequacy of Allowance for Loan Losses. There are certain risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. Each Bank maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease of the Company's net income and, possibly, its capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Provision and Allowance for Loan Losses."
     No Assurance of Regulatory Approvals for the New Banks. The Company must secure the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and of the South Carolina State Board of Financial Institutions (the "State Board") to acquire the common stock of each New Bank. Each New Bank must also obtain approval of its charter application from the State Board and approval of its application for deposit insurance from the Federal Deposit Insurance Corporation (the "FDIC"). The Company anticipates that all final regulatory approvals for the Belton Bank and the Barnwell Bank will be received before the end of the first quarter of 1997, and the regulatory approvals for the Newberry Bank will be received before the end of the second quarter of 1997, although no assurances can be given as to when or whether any or all of such approvals will be obtained. Any significant delay in the commencement of operations by any New Bank will increase such Bank's pre-operating expenses and may reduce such Bank's and the Company's capital and income.
     The State Board has informed the Company that final approval of the applications for the Belton Bank, the Newberry Bank, and the Barnwell Bank will be conditioned upon a minimum capitalization of each Bank of $3.5 million, $3.3 million, and $7.0 million, respectively. The State Board has the authority to raise these minimum capitalization amounts and can also condition its approval on an increase in the capitalization of the Existing Banks, and there can be no assurance that the State Board will not do so. In such event, the Company would likely fund the increased capitalization through the use of net proceeds from the Offering, from dividends from the Existing Banks (to the extent available), or through loans from third-party financial institutions (subject to obtaining regulatory approval). There can be no assurance, however, that the Company would be able to obtain third-party financing on acceptable terms or in amounts sufficient to fund any increase in mandated capitalization minimums. The use by the Company of borrowed funds for capitalization of the Banks will be less favorable to the Company's financial condition than the use of Offering proceeds for this purpose. See "Business" and "Government Supervision and Regulation."
     Dependence on Senior Management. The Company's growth and development to date have been largely the result of contributions of certain of the senior executive officers of the Company and its subsidiaries, including William G. Stevens, the Company's President and Chief Executive Officer, and James H. Stark, the Company's Chief Financial Officer. The loss of the services of one or more of such individuals could have a material adverse effect on the Company's business and development. No assurance can be given that replacements for any of these officers could be employed if these officers' services were no longer available. The Company maintains key employee insurance on the life of Mr. Stevens. In January 1997, James H. Stark underwent coronary surgery, and the Company expects Mr. Stark to resume his full-time service to the Company by March 1, 1997. See "Management."
     Competition. The Existing Banks currently encounter, and the New Banks will encounter, strong competition from the financial institutions in their respective primary market areas. In addition, established financial institutions not already operating in any of the Banks' primary market areas may, under South Carolina law, open branches in such areas at future dates. In the conduct of certain aspects of their respective banking businesses, the Banks also compete with savings institutions, credit unions, mortgage banking companies, consumer finance companies, insurance companies, and other institutions, some of which are not subject to the same degree of regulation and restriction imposed upon the Banks. Many of these competitors have substantially greater resources and lending limits than the Banks and offer certain services that one or more of the Banks do not currently provide. In addition, many of these competitors have numerous branch offices located throughout their extended market areas which provide them with a competitive advantage which the Banks do not currently have. Furthermore, as a consequence of legislation enacted by the United States Congress, out-of-state banks will be allowed to commence operations and compete in the Banks' primary market areas. No assurance can be given that such competition will not have
                                       7
an adverse impact on the financial condition and results of operations of the Banks or that the Banks will ultimately be able to successfully compete with other financial institutions in their respective markets. See
"Business -- Competition" and "Government Supervision and
Regulation -- Interstate Banking."
     Potential Impact of Changes in Interest Rates. The Company's profitability is dependent to a large extent on the net interest income of the Banks, which is the difference between the respective Bank's interest income on interest-earning assets and the Bank's interest expense on interest-bearing liabilities. The Company, like most financial institution holding companies, will continue to be affected by changes in general interest rate levels and other economic factors beyond the Company's control. As of December 31, 1996, the Company had a cumulative one-year negative gap position of 25.13% of total interest-bearing assets, although immediately upon consummation of the assumption of the Carolina First Deposits and the purchase of the Carolina First Loans and other assets, the Company anticipates that it will have a one-year positive gap position. A positive gap position would mean that the yield of the Company's interest-earning assets will likely adjust to changes in market interest rates at a faster rate than the cost of the Company's interest-bearing liabilities. Consequently, the Company's net interest income could be adversely affected during periods of rapidly decreasing interest rates. Although the Company has structured its asset and liability management strategies to mitigate the impact of changes in interest rates, there can be no assurance about how successful it will be in doing so. See "Acquisition of Carolina First Branches" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Interest Income."

     Lack of Established Trading Market and Possible Volatility of Stock Price. Prior to this Offering, there has been no established or other active or liquid market for the Common Stock. There can be no assurance as to the liquidity of any markets that may develop for the Common Stock, the ability of holders of Common Stock to sell their securities, or the price at which holders would be able to sell their securities. The initial public offering price of the Common Stock has been determined solely by negotiations among the Company and J.C. Bradford & Co. and Edgar M. Norris & Co., Inc. as representatives (the "Representatives") of the several underwriters named in this Prospectus (the "Underwriters") and may bear no relationship to the market price of the Common Stock after this Offering. See "Underwriting." The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results (which could be substantial in the near term as a result of the expenses associated with the opening of each New Bank and the losses expected from the Belton Bank and the Newberry Bank), general trends in the Company's industry, and other factors. Furthermore, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such an event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Market for Common Stock."

     Dilution. Purchasers of Common Stock in the Offering will experience immediate dilution in the net tangible book value per share of the Common Stock from the public offering price. Moreover, in the near-term, the Company expects that the Offering, the acquisition of the New Banks, and the acquisition of certain deposits and assets associated with the Carolina First Branches will result in dilution of the Company's return on equity and earnings per share. See "Acquisition of the Carolina First Branches," "Dilution," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
     No Dividends. The Company has never paid cash dividends on its Common Stock and in the near-term intends to retain any future earnings to finance its growth. As the Company's business operations will be conducted almost exclusively through the Banks, the Company's ability to pay dividends on the Common Stock in the future will be directly dependent on the dividends paid by the Banks to the Company. The ability of the Banks to pay dividends to the Company will be subject to the profitability of the Banks and to government regulations that limit the aggregate amount of cash dividends paid to shareholders based on then-current income levels. There can be no assurance that the Banks' future earnings will support dividend payments to the Company. Additionally, there is no restriction on the ability of the Company to issue shares of stock with preferential dividend rights in the future. See "Dividend Policy," "Government Supervision and Regulation -- Dividends," and "Description of Securities -- Undesignated Stock."
     Local Economic Conditions. The success of the Company is dependent to a certain extent upon the general economic conditions in the geographic markets served by the Banks. Although the Company expects that economic conditions will continue to be favorable in these markets, no assurance can be given that these economic conditions will continue. Adverse changes in economic conditions in the geographic markets that the Banks serve would likely impair the Banks' ability to
                                       8
collect loans and could otherwise have a negative effect on the financial condition of the Company. See "Business -- Market Areas."
     Shares Eligible for Future Sale. Future sales of substantial amounts of Common Stock could adversely affect the market price of the Common Stock. Upon consummation of the Offering, the Company will have 2,690,784 shares of Common Stock outstanding, and all of these shares (plus any shares issued upon the exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction or registration under the Securities Act of 1933 ("Securities Act"), unless owned by an affiliate of the Company, subject to the lock-up agreements described below, or acquired pursuant to the exercise of stock options prior to the filing of the Form S-8 Registration Statement described below. In addition, there are outstanding stock options that the Company has granted to certain directors, officers, and employees of the Company and the Banks for the purchase of an aggregate of 447,851 shares of Common Stock, of which options for 310,801 shares are currently exercisable. The Company's and each Bank's directors, executive officers, and organizers have agreed with the Underwriters not to sell any Common Stock, which includes 356,084 currently outstanding shares and 378,891 shares issuable upon exercise of options, for 180 days from the date of this Prospectus without the prior written consent of the Representatives. The Company has filed a Form S-8 Registration Statement with the Securities and Exchange Commission registering the issuance of the shares subject to stock options. See "Description of Securities -- Shares Eligible for Future Sale" and "Underwriting."
     Issuance of Additional Stock. Pursuant to its Articles of Incorporation, the Company has the authority to issue additional shares of Common Stock and has authorized 2,000,000 shares of a special class of stock which may be issued by the Board of Directors on such terms and with such rights, preferences, and designations as the Board of Directors may determine without any vote of the shareholders. Issuance of such special stock, depending upon the rights, preferences, and designations thereof, may have the effect of delaying, deterring, or preventing a change in control of the Company. Issuance of additional shares of Common Stock or special stock could also result in the dilution of the voting power of the Common Stock purchased in this Offering. See "Description of Securities -- Common Stock," " -- Undesignated Stock," and " -- Change of Control."
     Anti-Takeover Provisions; Insider Control of the Company. Certain provisions of the Company's Articles of Incorporation could delay or frustrate the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such events could be perceived as beneficial to the interests of the shareholders. The provisions include staggered terms for the Board of Directors and requirements of super-majority votes to approve certain business transactions. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which shareholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. Furthermore, as part of its approval of each New Bank's application for a state bank charter, the State Board has required that each New Bank will not enter into any agreement to merge, sell or consolidate within five years of the date it commences operations. To the extent that these provisions are effective in discouraging or preventing takeover attempts, they may tend to reduce the market price for the Common Stock offered hereby. Directors and executive officers of the Company and the Existing Banks currently own in the aggregate approximately 29.0% of the outstanding shares of Common Stock. In addition, based on the number of shares the Company anticipates will be purchased in the Offering by organizers of the New Banks, following completion of the Offering, directors, executive officers, and organizers of the Company and the Banks are expected to own in the aggregate at least 23.8% of the outstanding shares of Common Stock (22.0% if the Underwriters' over-allotment option is exercised in full). Because directors and executive officers of the Company and the Existing Banks are entitled to purchase shares in the Offering, these percentages may actually be higher than 23.8% and 22.0%. Therefore, to the extent they vote together, the directors and executive officers of the Company and the Banks will have the ability to exert significant influence over the election of the Company's Board of Directors and other corporate actions requiring shareholder approval. See "Management -- Ownership of the Common Stock" and "Description of Securities -- Change of Control."
     Common Stock Not Insured. The shares of Common Stock offered hereby, and the shares of common stock of each New Bank that are expected to be purchased by the Company, are not deposits or other obligations of the Company and are not guaranteed by the Company, will not be insured by the FDIC, and may not be used as collateral to secure a loan from any of the Banks.
     Government Regulation. The banking industry is heavily regulated. This regulation is intended primarily for the protection of depositors of the Banks, not shareholders, and could adversely affect the operations of the Banks, such as their ability to make loans and attract deposits. During 1989, 1991, and 1994 the United States Congress enacted three major pieces of
                                       9
banking legislation: The Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. These three Acts have significantly changed the commercial banking industry through, among other things, revising and limiting the types and amounts of investment authority, significantly increasing minimum regulatory capital requirements, broadening the scope and power of federal bank and thrift regulators over financial institutions and affiliated persons in order to protect the deposit insurance funds and depositors, and significantly enhancing the abilities of banks and bank holding companies to engage in interstate bank acquisition and branching activities. Additional legislation affecting financial institutions has been proposed and may be enacted, and regulations now affecting the Company and the Banks may be modified at any time. There can be no assurance that such new legislation or modifications would not adversely affect the business of the Company and the Banks. The Banks are also affected by the Federal Reserve's monetary policies, and there can be no assurance that actions by the Federal Reserve will not have an adverse effect on the deposit levels, loan demand, or the business and earnings of any of the Banks. See "Government Supervision and Regulation."
                                  THE COMPANY
     The Company is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.
     The Company was formed in 1988 to serve as a holding company for the Greenwood Bank, principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. In many cases, when these consolidations occur, local boards of directors are dissolved and local management is relocated or terminated. The Company believes this situation creates favorable opportunities for new community banks with local management and local directors. Management believes that such banks can be successful in attracting individuals and small to medium-sized businesses as customers who wish to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs. The Company anticipates that the Barnwell Bank and the Belton Bank will open during the first quarter of 1997 and that the Newberry Bank will open during the second quarter of 1997.
     In 1994, the Company made the strategic decision to expand beyond the Greenwood County area by creating an organization of independently managed community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. In June 1995, the Company opened the Clemson Bank in Clemson, South Carolina. The Company is in the process of acquiring three additional de novo banks which are being formed in Belton, Newberry, and Barnwell, South Carolina. The Company intends to open the Belton Bank and the Newberry Bank in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. Immediately upon opening, however, the Barnwell Bank will acquire certain deposits and assets associated with the Carolina First Branches. As of December 31, 1996, the Carolina First Branches had approximately $53.7 million in deposits and $15.2 million in loans.
     The address of the Company's principal executive offices is 109 Montague Street, Greenwood, South Carolina 29646, and the Company's telephone number at such address is (864) 941-8200.
                   ACQUISITION OF THE CAROLINA FIRST BRANCHES
Description of the Acquisition
     The Company, the Barnwell Bank, and Carolina First Bank ("Carolina First") entered into a Purchase and Assumption Agreement dated January 21, 1997 (the "Agreement") for the acquisition by the Barnwell Bank from Carolina First of certain assets and the assumption of certain liabilities (the "Acquisition") relating to the five Carolina First Branches, which are located in the communities of Barnwell, Blackville, Salley, Springfield, and Williston, South Carolina. The Company anticipates that the Acquisition will close during the first quarter of 1997. At the closing, and subject to the terms of the Agreement, the Barnwell Bank is expected to assume the Carolina First Deposits and pay Carolina First a premium of 5.25% on the assumed Carolina First Deposits other than certificates of deposit with a balance in excess of $100,000 (the "Carolina First Core Deposits"). As of December 31, 1996, the Carolina First Deposits totaled $53.7 million and the Carolina First Core Deposits totaled $47.5 million. In addition, the Agreement contemplates that the Barnwell Bank will acquire the Carolina
                                       10

First Loans, as well as the real property owned or leased by Carolina First for operation of the Carolina First Branches and related furniture, equipment, and other fixed operating assets (the "Carolina First Assets"). The Barnwell Bank also expects to retain all of the Carolina First employees currently associated with the Carolina First Branches. The Agreement provides the Company and the Barnwell Bank the right to reject any loans. In connection with the evaluation of the Acquisition, the Company is examining the Carolina First Loans using substantially the same underwriting criteria, analyses, and collateral evaluations that the Company has traditionally used in the ordinary course of its business.
     The Acquisition will be accounted for as a purchase, with the 5.25% premium to be attributed to the value of the Carolina First Core Deposits and amortized over a fifteen-year period on a straight-line basis. The Barnwell Bank will acquire the Carolina First Loans at face value and the Carolina First Assets at Carolina First Bank's book value, which approximates fair value. The face value of the Carolina First Loans as of December 31, 1996, was approximately $15.2 million, and the total purchase price of the Carolina First Assets is approximately $1.9 million. Payment of the premium on the Carolina First Core Deposits, as well as the purchase price for the Carolina First Loans and Carolina First Assets, will be effectuated through an appropriate reduction of the cash received to fund deposits assumed by the Barnwell Bank. Accordingly, the Barnwell Bank expects to receive approximately $34.5 million in cash from Carolina First at the closing in connection with its assumption of Carolina First Deposits of $53.7 million (plus accrued interest payable of $554,000) as of December 31, 1996, after deduction of (a) the deposit premium of approximately $2.5 million, (b) the purchase price of the Carolina First Loans of approximately $15.4 million (including accrued interest on the loans), and
(c) the purchase price of the Carolina First Assets of approximately $1.9 million.
     The closing of the Acquisition is contingent upon receipt by the parties of all necessary regulatory approvals, including approval of the State Board. The Company expects the State Board to grant approval for the Acquisition on the condition that the Company contribute at least $7.0 million in capital to the Barnwell Bank. See "Use of Proceeds." However, there can be no assurance that the Company and the Barnwell Bank will obtain approval of the State Board. Effect of the Acquisition
     Management believes that the Acquisition will benefit the Company because it will help the Company achieve its goal of forming a network of independently operated community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. The Carolina First Branches are located in non-metropolitan markets similar to the Company's existing markets. The Carolina First Branches are ranked either first or second in deposit market share as of June 30, 1996, in all five of the communities in which they are located, and the Carolina First Branch is the only commercial bank in three of the communities (Blackville, Salley, and Springfield). Based on the Barnwell Bank's local management and responsive approach to loan applications, personalized service, and knowledge of these markets, the Company believes that these markets offer significant future growth opportunities.
     The Company believes that the Carolina First Deposits are largely stable core deposit funds, similar to the Existing Banks' deposit bases. After providing for purchased loans, branch facilities and equipment, and the deposit premium, the Barnwell Bank will receive approximately $34.5 million in cash (assuming the acquisition of approximately $53.7 million in deposits), which will be temporarily placed in the Barnwell Bank's investment portfolio. As a result of the addition of the core deposits of the Carolina First Branches and the initial investment of proceeds from the Acquisition into short-term investments, the interest rate risk profile of the Company will change from being liability sensitive prior to the Acquisition to being asset sensitive following the Acquisition. Through the Barnwell Bank, the Company intends to deploy this cash in investment securities, loans in the market areas of the Carolina First Branches, and loan participations purchased from other financial institutions, principally from the Company's other Banks. Prior to investing in loans, the Barnwell Bank will invest the acquired funds in United States government or United States agency securities. The Company expects that these investment securities will earn interest at rates lower than the interest rates that would be earned on loans, and the Company's net interest margin will therefore decrease in the short to medium-term. The Company believes that the net interest margin will increase over the long-term as the Barnwell Bank invests the acquired funds in loans at market rates. There can be no assurance, however, that the Barnwell Bank will be able to invest the acquired funds in loans at market rates or that the Barnwell Bank will be able to earn a favorable net interest margin through investing the acquired funds in investment securities until loans can be made or loan participations can be purchased. As with any fixed-rate investment, market value appreciation or depreciation of investment securities will occur depending upon the movement of interest rates. Given fluctuations in market conditions, there can be no assurance that management's current strategy for allocating the acquired funds to loans and investment securities will be the investment allocation ultimately pursued by the Company.
                                       11

Unaudited Pro Forma Financial Information
     The following unaudited pro forma balance sheet has been derived from the historical balance sheet of the Company, adjusted to give effect to the proposed acquisition of selected assets and the assumption of selected liabilities in connection with the acquisition of the Carolina First Branches by the Barnwell Bank, the issuance and sale of Common Stock through the Offering, and the purchase of all of each New Bank's common stock as though such transactions had occurred on December 31, 1996. The unaudited pro forma balance sheet is not necessarily indicative of the financial position that would have been achieved had the transactions reflected therein occurred on such date. The pro forma adjustments with respect to the acquisition of the Carolina First Branches reflect December 31, 1996, balances which are in accordance with the terms of the Agreement and are subject to change prior to the closing date in accordance with the terms of the Agreement. The unaudited pro forma balance sheet also does not purport to project the financial position of the Company as of the period shown or for any future period.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                        PENDING ACQUISITION AND OFFERING
                                  (UNAUDITED)

                                                                                       Pro Forma Adjustments as of
                                                                                            December 31, 1996
                                                                                  As
                                                                               Reported    Acquisition (1)    Offering (2)
                                                                                         (Dollars in thousands)
Assets:
  Cash and cash equivalents.................................................   $ 4,627         $34,489(3)       $ 13,323
  Securities available-for-sale.............................................    23,280              --                --
  Loans.....................................................................    80,546          15,152                --
    Less allowance for loan losses..........................................      (837 )            --                --
      Loans, net............................................................    79,709          15,152
  Premises, furniture & equipment, net......................................     3,523           1,892               950
  Accrued interest receivable...............................................     1,114             238                --
  Intangible assets, net....................................................        47           2,491(4)            600(5)
  Other assets..............................................................     3,659              --                --
        Total assets........................................................   $115,959        $54,262          $ 14,873
Liabilities and Shareholders' Equity:
  Deposits:
    Noninterest bearing.....................................................   $12,226         $ 4,936          $     --
    Interest bearing........................................................    77,636          48,772                --
      Total deposits........................................................    89,862          53,708
  Federal funds purchased and securities sold under agreements to
    repurchase..............................................................     6,783              --                --
  Advances from the Federal Home Loan Bank..................................     4,889              --                --
  Accrued interest payable..................................................       462             554                --
  Other liabilities.........................................................       407              --                --
        Total liabilities...................................................   102,403          54,262                --
  Shareholders' equity:
    Common stock............................................................     1,219              --             1,465
    Surplus.................................................................    12,004              --            13,408
    Unrealized gain (loss) on securities available-for-sale, net of deferred
      taxes.................................................................        35              --                --
    Retained earnings.......................................................       298              --                --
        Total shareholders' equity..........................................    13,556              --            14,873
        Total liabilities and shareholders' equity..........................   $115,959        $54,262          $ 14,873
                                                                                Pro
                                                                               Forma
Assets:
  Cash and cash equivalents.................................................  $ 52,439
  Securities available-for-sale.............................................    23,280
  Loans.....................................................................    95,698
    Less allowance for loan losses..........................................      (837)
      Loans, net............................................................    94,861
  Premises, furniture & equipment, net......................................     6,365
  Accrued interest receivable...............................................     1,352
  Intangible assets, net....................................................     3,138
  Other assets..............................................................     3,659
        Total assets........................................................  $185,094
Liabilities and Shareholders' Equity:
  Deposits:
    Noninterest bearing.....................................................  $ 17,162
    Interest bearing........................................................   126,408
      Total deposits........................................................   143,570
  Federal funds purchased and securities sold under agreements to
    repurchase..............................................................     6,783
  Advances from the Federal Home Loan Bank..................................     4,889
  Accrued interest payable..................................................     1,016
  Other liabilities.........................................................       407
        Total liabilities...................................................   156,665
  Shareholders' equity:
    Common stock............................................................     2,684
    Surplus.................................................................    25,412
    Unrealized gain (loss) on securities available-for-sale, net of deferred
      taxes.................................................................        35
    Retained earnings.......................................................       298
        Total shareholders' equity..........................................    28,429
        Total liabilities and shareholders' equity..........................  $185,094


The accompanying notes are an integral part of the pro forma consolidated balance sheet.
(1) Reflects pending acquisition of certain deposits and assets associated with the Carolina First Branches after giving effect to the consummation of the Acquisition and related purchase accounting adjustments by the Company as if they occurred on December 31, 1996. Assumes that the book value of the assets to be acquired and the liabilities to be assumed approximates their respective fair values.
(2) Reflects the sale of 1,465,000 shares of Common Stock in the Offering at $11.00 per share, less estimated offering expenses, underwriting discounts, and advisory fees of approximately $1.2 million. The proceeds of the Offering will be used to acquire all of the issued common stock of the New Banks.
(3) Consideration received from Carolina First in connection with the Acquisition in accordance with the Agreement.
(4) Core deposit premium of $2.5 million to be amortized on a straight-line basis over 15 years.
(5) Organizational and pre-opening costs totaling $600,000 to be amortized on a straight-line basis over five years.
                                       12

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,465,000 shares of Common Stock in the Offering are estimated to be approximately $14.9 million ($17.1 million if the Underwriters' over-allotment option is exercised in full), based upon the public offering price of $11.00 per share and after deducting the underwriting discount and expenses payable by the Company. Of these net proceeds, the Company intends to use $7.0 million to capitalize the Barnwell Bank, $3.5 million to capitalize the Belton Bank, and $3.3 million to capitalize the Newberry Bank, in each case upon receipt of final regulatory approvals. As soon as reasonably possible after the formation and capitalization of the Barnwell Bank, the Barnwell Bank will purchase the Carolina First Branches, paying a premium on the Carolina First Core Deposits (estimated to be $47.5 million) of approximately $2.5 million from the $7.0 million capitalization received by the Barnwell Bank from the Company. See "Acquisition of Carolina First Branches."

     Any remaining balance of the net proceeds from the Offering will be available for general corporate purposes aimed primarily at the expansion of the Company's business. While the Company does not intend actively to search for opportunities to expand into additional markets, the Company may consider opportunities that arise from time to time, most likely through acquisitions of existing institutions or branches rather than through the formation of additional de novo banks. The Company has no specific acquisition plans at the current time other than the New Banks and the Carolina First Branches. See "Business -- Growth Strategy."
     The Company has entered into development agreements with the organizers of each of the New Banks which obligate the Company to pay or reimburse the organizers for the organizational and pre-opening expenses relating to each New Bank only upon the Company's acquisition of that Bank's stock. Consequently, of the capital received by each New Bank from the sale of all of its common stock to the Company, approximately $350,000 to $600,000 is expected to be used by each New Bank to repay all of the loans obtained by such New Bank's organizers from the Greenwood Bank in order to finance equipment and furnishings, land costs associated with the main office location, and organizational and pre-opening expenses of such New Bank. Of the $7.0 million total capitalization received by the Barnwell Bank, approximately $2.5 million will be used to fund the premium on the Carolina First Core Deposits (estimated to be $47.5 million) in connection with the acquisition of the Carolina First Branches. The balance of each New Bank's proceeds from the sale of the common stock to the Company will be commingled with funds obtained by such New Bank from other sources, principally expected to be customer deposits, and will be employed in banking operations, including making loans to customers, making investments, and, until operations begin to generate income, payment of current operating expenses (including management salaries). The amount and manner in which these funds will be used will be subject to the discretion of the management of each New Bank based upon current market conditions and, therefore, cannot currently be definitively quantified.
                            MARKET FOR COMMON STOCK

     The Common Stock has been approved for listing on the American Stock Exchange under the symbol "CYL," subject to official notice of issuance. Although the Common Stock has been quoted on the OTC Bulletin Board, trading and quotations of the Common Stock have been limited and sporadic. Management is not aware of the prices at which all shares of Common Stock have traded. As of the date of this Prospectus, there were 1,225,784 shares of Common Stock outstanding held by approximately 1,340 shareholders of record.

                                DIVIDEND POLICY
     The Company has not declared or distributed any cash dividends to its shareholders since its organization in 1988, and it is not likely that any cash dividends will be declared in the near term. The Board of Directors of the Company intends to follow a policy of retaining any earnings to provide funds to operate and expand the business of the Company and the Banks for the foreseeable future. The future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. The Company's ability to distribute cash dividends will depend entirely upon the Banks' abilities to distribute dividends to the Company. As state banks, the Banks are subject to legal limitations on the amount of dividends each is permitted to pay. In particular, the Banks must receive the approval of the State Board prior to paying dividends to the Company. Furthermore, neither the Banks nor the Company may declare or pay a cash dividend on any of their capital stock if they are insolvent or if the payment of the dividend would render them insolvent or unable to pay their obligations as they become due in the ordinary course of business. See "Government Supervision and Regulation -- Dividends."
                                       13

                                    DILUTION

     At December 31, 1996, the Company had a net tangible book value of approximately $13.5 million, or $11.08 per share. Net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale by the Company of 1,465,000 shares of Common Stock offered hereby at the public offering price of $11.00 per share, (ii) deducting estimated offering expenses, and (iii) giving effect to the application of the estimated net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company at December 31, 1996 would have been approximately $25.3 million, or $9.42 per share. This represents an immediate decrease in net tangible book value of $1.66 per share to existing shareholders and an immediate dilution of $1.58 per share to new investors. The following table illustrates this per share dilution:


Public offering price per share............................................................................             $11.00
  Net tangible book value per share at December 31, 1996...................................................   $11.08
  Decrease per share attributable to new investors.........................................................     (.51)
  Decrease per share attributable to acquisition of intangible assets......................................    (1.15)
Pro forma net tangible book value per share after the Offering.............................................               9.42
Dilution per share to new investors........................................................................             $ 1.58


     Assuming the Underwriters' over-allotment option is exercised in full, pro forma net tangible book value upon completion of the Offering would be $9.48 per share, the immediate decrease in pro forma net tangible book value of shares to existing shareholders would be $1.60 per share, and the immediate dilution to new investors would be $1.52 per share.

     The following table sets forth on a pro forma basis, as of December 31, 1996 (a) the number of shares of Common Stock purchased from the Company prior to the Offering and the number of shares purchased in the Offering, and (b) the total consideration and average price per share paid to the Company with respect to Common Stock held by the existing shareholders of the Company and to be paid by new investors in the Offering.

                                                                     Shares Purchased       Total Consideration      Average Price
                                                                   Number(1)    Percent      Amount       Percent    Per Share(1)
Existing shareholders...........................................   1,219,109      45.4%    $11,523,106      41.7%       $  9.45
New investors...................................................   1,465,000      54.6      16,115,000      58.3          11.00
  Total.........................................................   2,684,109     100.0%    $27,638,106     100.0%

(1) Adjusted for the 5% Common Stock dividends in September 1993, April 1994, August 1995, and May 1996.

     The foregoing tables assume no exercise of outstanding stock options. As of the date of this Prospectus, there are outstanding options to purchase an aggregate of 447,851 shares of Common Stock at exercise prices ranging from $7.92 to $12.38. To the extent outstanding options are exercised, or shares reserved for future issuance are issued, there will be further dilution to new investors. These tables also exclude 6,675 shares issued upon exercise of stock options in January 1997 at an average price per share of $7.10.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1996, and as adjusted to reflect the sale of 1,465,000 shares of Common Stock pursuant to the Offering at the public offering price of $11.00 per share and the application of the net proceeds therefrom as set forth under "Use of Proceeds."


                                                                                                           December 31, 1996
                                                                                                          Actual    As Adjusted
                                                                                                             (In thousands)
Long-term debt:
  Federal Home Loan Bank advance (maturity exceeding one year)........................................   $    150     $   150
Shareholders' equity:
  Common stock, $1.00 par value; 10,000,000 shares authorized, 1,219,109 shares issued and
     outstanding -- actual; 2,684,109 shares issued and outstanding -- as adjusted (1)................      1,219       2,684
  Capital surplus.....................................................................................     12,004      25,412
  Retained earnings...................................................................................        298         298
  Unrealized gain (loss) on securities available for sale, net of taxes...............................         35          35
     Total shareholders' equity.......................................................................     13,556      28,429
       Total capitalization...........................................................................   $ 13,706     $28,579


(1) Excludes 447,851 shares of Common Stock issuable upon exercise of stock options outstanding as of the date of the Prospectus, at exercise prices ranging from $7.92 to $12.38 per share. Also excludes 6,675 shares issued upon exercise of stock options in January 1997.
                                       15

                      SELECTED CONSOLIDATED FINANCIAL DATA
     The following selected consolidated financial data for the five years ended December 31, 1996 are derived from the consolidated financial statements and other data of the Company. The consolidated financial statements for the year ended December 31, 1992 through 1996, were audited by Tourville, Simpson & Henderson, independent auditors. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company, including the accompanying notes, included elsewhere herein.

                                                                                     Year Ended December 31,
                                                                            1992        1993        1994         1995
                                                                                      (Dollars in thousands)
Income Statement Data:
  Interest income......................................................   $  3,315    $  3,794    $  4,430    $    6,147
  Interest expense.....................................................      1,642       1,600       1,693         2,948
  Net interest income..................................................      1,673       2,194       2,647         3,199
  Provision for loan losses............................................        227          80          14           112
  Net interest income after provision for loan losses..................      1,446       2,114       2,633         3,087
  Net securities gains (losses)........................................         21          22         (79)          (22)
  Noninterest income...................................................        610         754         593           799
  Noninterest expense..................................................      1,787       2,121       2,261         3,069
  Income before income taxes, extraordinary credit and accounting
    change.............................................................        290         769         886           795
  Applicable income taxes..............................................        103         256         301           261
  Income before extraordinary credit and accounting change.............        187         513         585           534
  Extraordinary credit.................................................        102          --          --            --
  Accounting change....................................................         --          47          --            --
  Net income...........................................................   $    289    $    560    $    585    $      534
Balance Sheet Data:
  Assets...............................................................   $ 49,281    $ 58,970    $ 65,071    $   96,100
  Earning assets.......................................................     44,636      53,891      58,182        87,980
  Securities (1).......................................................      7,466       7,949       7,617        22,446
  Loans (2)............................................................     34,493      44,634      50,565        63,204
  Allowance for loan losses............................................        500         567         581           671
  Deposits.............................................................     40,970      45,992      49,146        73,138
  Federal Home Loan Bank advances......................................      2,627       6,756       5,925         6,244
  Shareholders' equity.................................................      4,844       5,420       6,079        12,932
Weighted Average Shares Outstanding (3)................................    745,272     745,645     804,822     1,070,135
Per Share Data (3):
  Net income (3).......................................................   $   0.39    $   0.75    $   0.80    $     0.55
  Book value (period end) (4)..........................................       7.89        8.80        9.62         10.68
  Tangible book value (period end) (4).................................       7.73        8.71        9.58         10.64
Performance Ratios:
  Return on average assets.............................................       0.66%       1.03%       0.97%         0.68%
  Return on average equity.............................................       6.15       10.94       10.17          5.69
  Net interest margin (5)..............................................       4.17        4.39        4.78          4.49
  Efficiency (6).......................................................      78.31       71.95       69.81         76.78
Asset Quality Ratios:
  Allowance for loan losses to period end loans (2)....................       1.45%       1.27%       1.15%         1.06%
  Net charge-offs to average loans.....................................       0.18        0.03          --          0.03
  Nonperforming assets to period end loans and foreclosed property
    (2)(7).............................................................       0.52        0.40        0.04          0.02
Capital and Liquidity Ratios:
  Average equity to average assets.....................................      10.69%       9.39%       9.46%        11.99%
  Leverage (4.00% required minimum)....................................       9.62        9.10        9.42         13.21
  Risk-based capital
    Tier 1.............................................................      12.17       10.89       11.04         18.46
    Total..............................................................      13.46       12.04       12.09         19.41
  Average loans to average deposits....................................      88.21       90.52       98.21         93.03

                                                                            1996

Income Statement Data:
  Interest income......................................................  $    8,114
  Interest expense.....................................................       4,006
  Net interest income..................................................       4,108
  Provision for loan losses............................................         187
  Net interest income after provision for loan losses..................       3,921
  Net securities gains (losses)........................................          17
  Noninterest income...................................................       1,209
  Noninterest expense..................................................       4,141
  Income before income taxes, extraordinary credit and accounting
    change.............................................................       1,006
  Applicable income taxes..............................................         300
  Income before extraordinary credit and accounting change.............         706
  Extraordinary credit.................................................          --
  Accounting change....................................................          --
  Net income...........................................................  $      706
Balance Sheet Data:
  Assets...............................................................  $  115,959
  Earning assets.......................................................     104,526
  Securities (1).......................................................      23,280
  Loans (2)............................................................      80,546
  Allowance for loan losses............................................         837
  Deposits.............................................................      89,862
  Federal Home Loan Bank advances......................................       4,889
  Shareholders' equity.................................................      13,556
Weighted Average Shares Outstanding (3)................................   1,356,626
Per Share Data (3):
  Net income (3).......................................................  $     0.54
  Book value (period end) (4)..........................................       11.12
  Tangible book value (period end) (4).................................       11.08
Performance Ratios:
  Return on average assets.............................................        0.67%
  Return on average equity.............................................        5.41
  Net interest margin (5)..............................................        4.28
  Efficiency (6).......................................................       77.28
Asset Quality Ratios:
  Allowance for loan losses to period end loans (2)....................        1.04%
  Net charge-offs to average loans.....................................        0.03
  Nonperforming assets to period end loans and foreclosed property
    (2)(7).............................................................        0.23
Capital and Liquidity Ratios:
  Average equity to average assets.....................................       12.37%
  Leverage (4.00% required minimum)....................................       11.62
  Risk-based capital
    Tier 1.............................................................       15.58
    Total..............................................................       16.54
  Average loans to average deposits....................................       88.06

(1) Securities held to maturity are stated at amortized cost, and securities available for sale are stated at fair value.
(2) Loans are stated net of unearned income, before allowance for loan losses.
(3) All share and per share data have been adjusted to reflect the 5% Common Stock dividends in September 1993, April 1994, August 1995, and May 1996. Net income per share is computed using the weighted average number of outstanding shares of Common Stock and dilutive common stock equivalents from stock options (using treasury stock method).
(4) Excludes the effect of any outstanding stock options.
(5) Net interest income divided by average earning assets.
(6) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.
(7) Nonperforming loans and nonperforming assets do not include loans past due 90 days or more that are still accruing interest.
                                       16

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Basis of Presentation
     The following discussion should be read in conjunction with the preceding "Selected Financial Data" and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Prospectus.
General
     The Company is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.
     The Company was formed in 1988 to serve as a holding company for the Greenwood Bank. In June 1995, the Company opened the Clemson Bank in Clemson, South Carolina. The Company is in the process of acquiring the New Banks and intends to open the Belton Bank and Newberry Bank in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. In contrast, immediately after it is capitalized, the Barnwell Bank will acquire certain deposits and assets associated with the Carolina First Branches. As of December 31, 1996, the Carolina First Branches had $53.7 million in deposits and $15.2 million in loans. See "Acquisition of Carolina First Branches."
     As a one-bank holding company for the Greenwood Bank, the Company grew from $21.5 million in assets, $11.7 million in loans, $16.6 million in deposits, and $4.6 million in shareholders' equity at December 31, 1989, to $65.1 million in assets, $50.6 million in loans, $49.1 million in deposits, and $6.1 million in shareholders' equity at December 31, 1994. The opening of the Clemson Bank in June 1995 resulted in a year-over-year decrease in the Company's earnings per share for the year ended December 31, 1995, due to substantial start-up expenditures, as well as the time and expense required to attract customers, deposits, and earning assets. The Clemson Bank achieved profitability in September 1996, and at December 31, 1996, the Company had $116.0 million in assets, $80.5 million in loans, $89.9 million in deposits, and $13.6 million in shareholders' equity. Based upon levels at December 31, 1996, and giving effect to this Offering and the acquisition of certain deposits and assets associated with the Carolina First Branches, the Company would have $185.1 million in assets, $95.7 million in loans, $143.6 million in deposits, and $28.4 million in shareholders' equity. See "Acquisition of the Carolina First
Branches -- Unaudited Pro Forma Financial Information."
     Management has emphasized maintaining strong asset quality through a credit underwriting and review system which includes both bank level and centralized controls. Over the five-year period ended December 31, 1996, the Company had an average net charge-off ratio of 0.05%. At December 31, 1996, nonperforming assets as a percentage of total loans was 0.23%.
     Net income for the year ended December 31, 1996 was negatively affected by expenditures associated with the development and organization of the New Banks. Management also expects that net income for the year ending December 31, 1997 will be negatively affected by losses expected from the Belton Bank and Newberry Bank while these New Banks are achieving their critical mass and generating customers, deposits, and earning assets. Due to the acquisition of certain deposits and assets associated with the Carolina First Branches, management anticipates that the Barnwell Bank will be profitable for the year ending December 31, 1997; however, there can be no assurance that the Barnwell Bank will be profitable.
     In the near term, the Company expects that, as a result of the increased number of shares of Common Stock after the Offering, the expenses incurred in connection with the acquisition of the New Banks, and the losses expected from the Belton Bank and Newberry Bank, the Company will experience a dilution of its return on equity and earnings per share. In addition, tangible book will be negatively affected by the intangibles associated with the acquisition of the Carolina First Branches. The Company believes that the dilution of earnings per share, return on equity, and tangible book value per share will be outweighed by the long-term benefits and shareholder value the Company expects to derive from the purchase of the New Banks and the acquisition of the Carolina First Branches. However, there can be no assurance that the Company will be able to achieve these goals.
                                       17

Results of Operations
  Year ended December 31, 1996, compared with year ended December 31, 1995
     Net interest income increased $909,000, or 28.4%, to $4.1 million in 1996 from $3.2 million in 1995. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $24.8 million, or 34.8%, primarily as a result of the opening of the Clemson Bank in June 1995, the opening of a new Greenwood Bank branch in February 1995, and the continuing growth of the Greenwood Bank.
     The Company's net interest spread and net interest margin were 3.50% and 4.28%, respectively, in 1996 as compared to 3.72% and 4.49% in 1995. The decrease in the net interest spread and the net interest margin was primarily the result of the growth in the volume of investment securities, traditionally lower yielding assets than loans, as a percentage of average earning assets in order to improve liquidity and lower the loans-to-assets ratio.
     The provision for loan losses was $187,000 in 1996 compared to $112,000 in 1995. The increase in the provision was primarily the result of general growth in the Company's loan portfolio. The Company experienced net charge-offs of $21,000 in 1996, resulting in a ratio of net charge-offs to average loans of 0.03%.
     Noninterest income increased $449,000, or 57.8%, to $1.2 million in 1996 from $777,000 in 1995, primarily attributable to increased service charges on deposit accounts, increased fees from mortgage loan originations, and increased commissions on sales of mutual funds. In 1996, the Company's mortgage loan origination fees increased due to the decrease in mortgage lending rates. During 1996, the Company originated $8.7 million of mortgage loans held for sale compared to $4.8 million in 1995, resulting in a $92,000 increase in residential mortgage origination fees to $207,000 in 1996 from $115,000 in 1995.
     Noninterest expense increased $1.1 million, or 34.9%, to $4.1 million in 1996 from $3.1 million in 1995. The primary component of noninterest expense is salaries and benefits, which increased $549,000, or 38.9%, to $2.0 million in 1996 from $1.4 million in 1995. The increase is primarily attributable to an increase in the number of employees due to the opening in 1995 of the Clemson Bank and the Greenwood Bank's trust and mutual funds departments. The Company has also hired additional employees in anticipation of opening the New Banks. Net occupancy expense for 1996 was $287,000, an increase of $105,000 compared to $182,000 in 1995, and furniture and equipment expense increased $65,000 to $305,000 in 1996 from $240,000 in 1995. The increase is attributable to increased depreciation charges due to the purchase of a new operations center during the first quarter of 1996 and the upgrade and acquisition of computer equipment during 1995 and 1996. Management believes that these investments have positioned the Company for the acquisition of the New Banks. The Company's efficiency ratio in 1996 was 77.28%, compared to 76.78% in 1995.
     Net income increased $172,000, or 32.2%, to $706,000 in 1996 from $534,000 in 1995. The increase in net income was due primarily to increases in net interest income and noninterest income. Return on average assets during 1996 was 0.67% compared to 0.68% during 1995, and return on average equity was 5.41% during 1996 compared to 5.69% during 1995.
  Year ended December 31, 1995, compared with year ended December 31, 1994
     Net interest income increased $552,000, or 20.9%, to $3.2 million in 1995 from $2.6 million in 1994. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $15.8 million, or 28.7%, primarily as a result of the opening of the Clemson Bank in June 1995 and the opening of a new Greenwood Bank branch in February 1995.
     The Company's net interest spread and net interest margin were 3.72% and 4.49%, respectively, in 1995, as compared to 4.32% and 4.78% in 1994. These key ratios were affected by higher costs of deposits due to rising short-term interest rates and increased competition for deposits in the Existing Bank's market areas. These ratios were also affected by strategies to improve liquidity and reduce the loans-to-funds and loans-to-assets ratios.
     The provision for loan losses was $112,000 in 1995, compared to $14,000 in 1994. The increase in the provision was primarily the result of general growth in the Company's loan portfolio. The Company experienced net charge-offs of $21,000 in 1995, resulting in a ratio of net charge-offs to average loans of 0.03%.
                                       18

     Noninterest income increased $264,000, or 51.3%, to $777,000 in 1995 from $514,000 in 1994, primarily attributable to increased service charges on deposit accounts and commissions on sales of mutual funds by the Greenwood Bank's mutual funds department which was established in 1995.
     Noninterest expense increased $808,000, or 35.7%, to $3.1 million in 1995 from $2.3 million in 1994. The primary component of noninterest expense is salaries and benefits, which increased $303,000, or 27.3%, in 1995 compared to 1994. The increase is attributable to an increase in the employee base due to the opening of the Clemson Bank and the opening of the Greenwood Bank's trust and mutual funds departments. The total of net occupancy expense and furniture and equipment expense increased $185,000, or 78.1%, to $422,000 in 1995, from $237,000 in 1994. This increase is attributable to an increase in depreciation expense resulting from additions to premises and equipment in preparation for opening the Clemson Bank and a new Greenwood Bank branch. The Company's efficiency ratio in 1995 was 76.78%, compared to 69.81% in 1994.
     Net income decreased $51,000, or 8.7%, to $534,000 in 1995 from $585,000 in
1994. The decrease in net income was due to the increase in noninterest expense associated primarily with the organization of the Clemson Bank. Return on average assets during 1995 was 0.68% compared to 0.97% during 1994, and return on average equity was 5.69% during 1995 compared to 10.17% during 1994. The decrease in return on average equity was attributable to the issuance of 520,422 additional shares of Common Stock in connection with the capitalization of the Clemson Bank.
Net Interest Income
     General. The largest component of the Company's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents the Company's net interest margin.
                                       19

     Average Balances, Income and Expenses and Rates. The following table sets forth, for the periods indicated, certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.
                Average Balances, Income and Expenses and Rates

                                                                             Year Ended December 31,
                                                         1994                         1995                         1996
                                              Average   Income/   Yield/   Average   Income/   Yield/   Average    Income/   Yield/
                                              Balance   Expense    Rate    Balance   Expense    Rate    Balance    Expense    Rate
                                                                             (Dollars in thousands)
Assets:
Earning Assets
  Loans (1).................................  $46,305   $ 3,909    8.44 %  $55,018   $ 5,146    9.35 %  $ 71,298   $ 6,622    9.29 %
  Investment securities (2).................    7,801       383    4.91     14,419       894    6.21      23,188     1,402    6.05
  Funds sold and other......................    1,238        48    3.88      1,777       107    6.02       1,538        90    5.85
    Total earning assets....................   55,344     4,340    7.84     71,214     6,147    8.63      96,024     8,114    8.45
Cash and due from banks.....................    2,006                        2,758                         3,080
Premises and equipment......................    1,760                        2,288                         3,408
Other assets................................    2,053                        2,646                         3,776
Allowance for loan losses...................     (569)                        (601)                         (746)
    Total assets............................  $60,594                      $78,305                      $105,542
Liabilities:
Interest-Bearing Liabilities
  Interest-bearing transaction accounts.....  $ 5,597       103    1.84    $ 6,136       113    1.84    $  7,719       151    1.96
  Savings deposits..........................   11,805       324    2.74     14,693       590    4.02      21,175       928    4.38
  Time deposits.............................   23,518       937    3.98     30,053     1,719    5.72      41,476     2,346    5.66
  Other short-term borrowings...............      683        31    4.54      2,479       145    5.73       5,070       283    5.58
  Federal Home Loan Bank advances...........    6,501       298    4.58      6,655       381    5.73       5,436       298    5.48
    Total interest-bearing liabilities......   48,104     1,693    3.52     60,016     2,948    4.91      80,876     4,006    4.95
Demand deposits.............................    6,228                        8,258                        10,591
Accrued interest and other liabilities......      530                          643                         1,015
Shareholders' equity........................    5,732                        9,388                        13,060
    Total liabilities and shareholders'
      equity................................  $60,594                      $78,305                      $105,542
Net interest spread.........................                       4.32 %                       3.72 %                        3.50 %
Net interest income.........................            $ 2,647                      $ 3,199                       $ 4,108
Net interest margin.........................                       4.78 %                       4.49 %                        4.28 %

(1) The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.
(2) Average investment securities include the valuation allowance on securities available for sale.
                                       20

     Analysis of Changes in Net Interest Income. The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income from 1994 to 1995 and 1995 to 1996.
                   Analysis of Changes in Net Interest Income

                                                                                     Year Ended December 31,
                                                                  1995 Compared With 1994               1996 Compared With 1995
                                                                      Variance Due to                       Variance Due to
                                                              Volume (1)    Rate (1)    Total         Volume        Rate      Total
                                                                                      (Dollars in thousands)
Earning Assets
  Loans....................................................     $  787       $  450     $1,237        $1,512      $(36)     $1,476
  Investment securities....................................        389          122        511           532       (24)        508
  Funds sold and other.....................................         32           27         59           (14)       (3)        (17)
       Total interest income...............................      1,208          599      1,807         2,030       (63)      1,967
Interest-Bearing Liabilities
  Interest-bearing deposits:
     Interest-bearing transaction accounts.................         10           --         10            31           7         38
     Savings and market rate investments...................         92          174        266           280          58        338
     Certificates and other time deposits..................        304          478        782           646         (19)       627
       Total interest-bearing deposits.....................        406          652      1,058           957          46      1,003
  Other short-term borrowings..............................        103           11        114           145          (7)       138
  Federal Home Loan Bank advances..........................          7           76         83           (68)        (15)       (83)
       Total interest expense..............................        516          739      1,255         1,034          24      1,058
       Net interest income.................................     $  692       $ (140)    $  552        $  996        $(87)    $  909

(1) Volume-rate changes have been allocated to each category based on the percentage of the total change.
                                       21

     Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.
     The following table sets forth the Company's interest rate sensitivity at December 31, 1996.
                         Interest Sensitivity Analysis

                                                                                December 31, 1996
                                                              After One       After Three                 Greater Than
                                                 Within        Through          Through        Within     One Year or
                                                One Month    Three Months    Twelve Months    One Year    Nonsensitive     Total
                                                                             (Dollars in thousands)
Assets
  Earning Assets
     Loans (1)...............................   $ 35,146       $  7,008        $  12,747      $ 54,901      $ 25,459      $80,360
     Securities (2)..........................        502          1,010            1,027         2,539        20,741       23,280
     Funds sold and other....................        700             --               --           700            --          700
       Total earning assets..................     36,348          8,018           13,774        58,140        46,200      104,340
Liabilities
  Interest-bearing liabilities
     Interest-bearing deposits
       Demand deposits.......................      8,296             --               --         8,296            --        8,296
       Savings deposits......................     22,716             --               --        22,716            --       22,716
       Time deposits.........................     11,494          6,527           23,807        41,828         4,796       46,624
       Total interest-bearing deposits.......     42,506          6,527           23,807        72,840         4,796       77,636
     Other short-term borrowings.............      6,783             --               --         6,783            --        6,783
     Federal Home Loan Bank advances.........      2,600          1,674              465         4,739           150        4,889
       Total interest-bearing liabilities....     51,889          8,201           24,272        84,362         4,946       89,308
Period gap...................................   $(15,541 )     $   (183)       $ (10,498)     $(26,222)     $ 41,254
Cumulative gap...............................   $(15,541 )     $(15,724)       $ (26,222)     $(26,222)     $ 15,032
Ratio of cumulative gap to total earning
assets.......................................     (14.89 )%      (15.07)%         (25.13)%      (25.13)%       14.41%

(1) Excludes nonaccrual loans.
(2) Excludes investment in the Federal Home Loan Bank and Federal Reserve Bank stock and other nonmarketable equity securities included in other assets totaling approximately $2.2 million.
     The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date.
     The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is
                                       22
liability sensitive over the one month, three month, and one year time frames. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Accordingly, management believes a liability-sensitive gap position is not as indicative of the Company's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.
Provision and Allowance for Loan Losses
     General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, each Existing Bank's Board of Directors reviews and approves the appropriate level for that Bank's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, analysis of economic conditions in its markets, and a review of historical statistical data for both the Company and other financial institutions.
     Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company's income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.
     The Company's allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquency, charge-offs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company's monitoring and analysis system are also reviewed periodically by the banking regulators and the Company's independent auditors.
     Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent risks in the loan portfolio. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system. See "Potential Problem Loans."
                                       23

     The following table sets forth certain information with respect to the Company's allowance for loan losses and the composition of charge-offs and recoveries for each of the last five years.
                           Allowance for Loan Losses

                                                                                            Year Ended December 31,
                                                                               1992       1993       1994       1995       1996
                                                                                            (Dollars in thousands)
Total loans outstanding at end of period, net of unearned income...........   $34,493    $44,634    $50,565    $63,204    $80,546
Average loans outstanding, net of unearned income..........................   $32,190    $39,641    $46,305    $55,018    $71,298
Balance of allowance for loan losses at beginning of period................   $   331    $   500    $   567    $   581    $   671
Loan losses:
  Commercial, financial and agricultural...................................        48          5         --         17         --
  Real estate -- mortgage..................................................        --         --         --         --         --
  Consumer.................................................................        10         12          4          4         21
    Total loan losses......................................................        58         17          4         21         21
Recoveries of previous loan losses:
  Commercial, financial and agricultural...................................        --         --         --         --         --
  Real estate -- mortgage..................................................        --         --         --         --         --
  Consumer.................................................................        --          4          4         --         --
    Total recoveries.......................................................        --          4          4         --         --
Net loan losses............................................................        58         13         --         21         21
Provision for loan losses..................................................       227         80         14        112        187
Balance of allowance for loan losses at end of period......................   $   500    $   567    $   581    $   671    $   837
Allowance for loan losses to period end loans..............................      1.45%      1.27%      1.15%      1.06%      1.04%
Net charge-offs to average loans...........................................      0.18       0.03         --       0.03       0.03

     Nonperforming Assets. The following table sets forth the Company's nonperforming assets for the dates indicated.
                              Nonperforming Assets

                                                                                                        December 31,
                                                                                           1992    1993    1994     1995     1996
                                                                                                   (Dollars in thousands)
Nonaccrual loans........................................................................   $ 85    $179    $   3    $  13    $ 186
Restructured or impaired loans..........................................................     --      --       --       --       --
    Total nonperforming loans...........................................................     85     179        3       13      186
Other real estate owned.................................................................     97      --       19       --       --
    Total nonperforming assets..........................................................   $182    $179    $  22    $  13    $ 186
Loans 90 days or more past due and still
  accruing interest.....................................................................   $ --    $ --    $  39    $  60    $  54
Nonperforming assets to period end loans and
  foreclosed property...................................................................   0.52%   0.40%    0.04%    0.02%    0.23%

     Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to earnings. For all periods presented, the additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms, is immaterial.
     Total nonperforming assets increased $173,000 to $186,000 at December 31, 1996, from $13,000 at December 31, 1995. This increase was primarily due to a $122,000 loan collateralized by a second mortgage that was placed in nonaccrual status in January 1996. Nonperforming assets were 0.23% of total loans and foreclosed property at December 31, 1996. The allowance for loan losses to period end nonperforming assets was 450.00% at December 31, 1996.
                                       24

     Potential Problem Loans. At December 31, 1996, through their internal review mechanisms the Existing Banks had identified $985,000 of criticized loans and $2.6 million of classified loans. The results of this internal review process are the primary determining factor in management's assessment of the adequacy of the allowance for loan losses. See "Provision and Allowance for Loan Losses."
Noninterest Income and Expense
     Noninterest Income. The largest component of noninterest income is service charges on deposit accounts, which totaled $515,000 in 1996, a 31.0% increase over the 1995 level of $393,000. The increase in other noninterest income was primarily due to the growth of the Greenwood Bank and increased fee income from the origination of residential mortgage loans and from sales of mutual funds by the mutual funds department which was formed in 1995.
     The following table sets forth, for the periods indicated, the principal components of noninterest income:
                               Noninterest Income

                                                                                                     Year Ended December 31,
                                                                                                     1994     1995      1996
                                                                                                      (Dollars in thousands)
Service charges on deposit accounts...............................................................   $305     $393     $  515
Residential mortgage origination fees.............................................................    114      115        207
Securities gains (losses).........................................................................    (79)     (22)        17
Fees from sales of mutual funds...................................................................     --       49        132
Other.............................................................................................    174      242        355
       Total noninterest income...................................................................   $514     $777     $1,226

     Noninterest Expense. The following table sets forth, for the periods indicated, the primary components of noninterest expense:
                              Noninterest Expense

                                                                                                     Year Ended December 31,
                                                                                                     1994      1995      1996
                                                                                                      (Dollars in thousands)
Salaries and employee benefits...................................................................   $1,108    $1,411    $1,960
Net occupancy expense............................................................................      116       182       287
Furniture and equipment expense..................................................................      121       240       305
Director and committee fees......................................................................       90        72       114
Amortization of intangibles and other assets.....................................................       31        33        14
Data processing and supplies.....................................................................       37       110       176
Mortgage loan department expense.................................................................       40        44        80
Banking assessments..............................................................................      109        59         3
Professional fees................................................................................       92       116       132
Postage and freight and carriers.................................................................       51        90       117
Supplies.........................................................................................       96       186       228
Credit card expenses.............................................................................       44        65        94
Other............................................................................................      326       461       631
       Total noninterest expense.................................................................   $2,261    $3,069    $4,141
Efficiency ratio.................................................................................    69.81%    76.78%    77.28%

     Salaries and employee benefits increased $549,000, or 38.9%, to $2.0 million in 1996 from $1.4 million in 1995, primarily as a result of an increase in the number of employees due to the opening in 1995 of the Clemson Bank, a Greenwood Bank branch office, and the Greenwood Bank's trust and mutual funds departments. The Company has also hired new employees in anticipation of opening the New Banks. In addition, the Company continued to upgrade its data processing operations in order to service both the Greenwood Bank and the Clemson Bank, as well as to position the Company to pursue its strategy of forming a network of independently managed community banks. In December 1994, the Company installed a new mainframe-based computer system. In 1996, the Company purchased a separate facility to use for data processing and bookkeeping. The Company also purchased imaging equipment and software that will allow the Banks to provide better service to their customers and assist employees in performing their day-to-day duties. The Company is amortizing the cost of
                                       25
the imaging equipment and software and the computer over five years. The factors above, combined with an increase in the cost of computer supplies, resulted in increases in net occupancy expense, furniture and equipment expense, and data processing and supplies expense. The Company's efficiency ratio, which is noninterest expense as a percentage of the total of net interest income plus noninterest income, net of gains and losses on the sale of assets, was 77.28% in 1996 compared to 76.78% in 1995 and 69.81% in 1994.
Earning Assets
     Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Loans averaged $71.3 million in 1996 compared to $55.0 million in 1995, an increase of $16.3 million, or 29.6%. At December 31, 1996, total loans were $80.5 million, compared to $63.2 million at December 31, 1995.
     The increase in loans during 1996 was primarily due to the continued demand for real estate loans in the Greenwood market, the loan growth at the Clemson Bank, and an increase in the Greenwood Bank's customer base resulting from the purchase of a local financial institution by an out-of-state competitor and the closing or sale of local branches by large regional banks. The following table sets forth the composition of the loan portfolio by category at the dates indicated and highlights the Company's general emphasis on mortgage lending.
                         Composition of Loan Portfolio

                                                                          December 31,
                                      1992                   1993                   1994                   1995             1996
                                          Percent                Percent                Percent                Percent
                               Amount     of Total    Amount     of Total    Amount     of Total    Amount     of Total    Amount
                                                                     (Dollars in thousands)
Commercial, financial and
  agricultural..............   $8,933       25.90%    $10,684      23.94%    $12,231      24.19%    $13,349      21.12%    $15,348
Real estate
  Construction..............    2,236        6.48     11,556       25.89      5,906       11.68      8,483       13.42      9,962
  Mortgage -- residential...   11,148       32.32     11,258       25.22     14,978       29.62     22,515       35.62     31,519
  Mortgage -- nonresidential...  9,586      27.79      7,504       16.81     13,436       26.57     14,190       22.45     17,616
Consumer....................    2,535        7.35      3,585        8.03      3,953        7.82      4,591        7.27      5,947
Other.......................       55        0.16         47        0.11         61        0.12         76        0.12        154
  Total loans...............   34,493      100.00%    44,634      100.00%    50,565      100.00%    63,204      100.00%    80,546
Allowance for loan losses...     (500 )                 (567 )                 (581 )                 (671 )                 (837)
  Net loans.................   $33,993                $44,067                $49,984                $62,533                $79,709
                              Percent
                              of Total
Commercial, financial and
  agricultural..............    19.05%
Real estate
  Construction..............    12.37
  Mortgage -- residential...    39.13
  Mortgage -- nonresidential    21.87
Consumer....................     7.38
Other.......................     0.20
  Total loans...............   100.00
Allowance for loan losses...
  Net loans.................

     The principal component of the Company's loan portfolio is real estate mortgage loans. At December 31, 1996, this category totaled $49.1 million and represented 61.0% of the total loan portfolio, compared to $36.7 million, or 58.1%, at December 31, 1995.
     In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company's market areas to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.
     Residential mortgage loans, which is the largest category of the Company's loans, increased $9.0 million, or 40.0%, to $31.5 million at December 31, 1996, from $22.5 million at December 31, 1995. Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland and is the second largest category of the Company's loans, increased $3.4 million, or 24.1%, to $17.6 million at December 31, 1996, from $14.2 million at December 31, 1995. The increase in real estate lending was attributable to the continued demand for residential and commercial real estate loans in the Greenwood market, the Company's ability to attract new customers from a local competitor that was acquired by an out-of-state bank in 1996 and from local branch offices of large regional banks that were closed during the year, continued increases in residential construction lending, and loan growth at the Clemson Bank, which had $7.8 million in real estate loans as of December 31, 1996 compared to $4.2 million as of December 31, 1995. The Existing Banks have been able to compete favorably for residential mortgage loans with other financial institutions by offering fixed rate products having three and five year call provisions. Generally, the Existing Banks limit their loan-to-value ratios to 80%.
                                       26

     Commercial, financial and agricultural loans increased $2.0 million, or 15.0%, to $15.3 million at December 31, 1996, from $13.3 million at December 31, 1995. This increase was primarily attributable to the continued economic development in Greenwood County and the growth of the Clemson Bank.
     Consumer loans increased $1.4 million, or 29.5%, to $5.9 million at December 31, 1996, from $4.6 million at December 31, 1995. The growth in consumer loans is primarily attributable to overall growth in the Company's loan portfolio.
     The Company's loan portfolio reflects the diversity of its markets. The home office and branch offices of the Greenwood Bank are located in Greenwood County, South Carolina. The economy of Greenwood contains elements of medium and light manufacturing, higher education, regional healthcare, and distribution facilities. The Clemson Bank office is currently located in a temporary facility in Clemson, South Carolina. Due to its proximity to a major interstate highway and Clemson University, a state-supported university, management expects the area to remain stable with continued growth. Outside the incorporated city limits of Greenwood and Clemson, the economy includes manufacturing, agriculture, timber, and recreational activities. The Company does not engage in foreign lending.
     The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 1996.
      Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

                                                                                               December 31, 1996
                                                                                           Over One Year
                                                                               One Year       Through       Over Five
                                                                               or Less      Five Years        Years       Total
                                                                                            (Dollars in thousands)
Commercial, financial and agricultural......................................   $ 11,503       $ 3,845         $  --      $15,348
Real estate.................................................................     35,642        22,578           877       59,097
Consumer and other..........................................................      4,351         1,655            95        6,101
Loans maturing after one year with:
  Fixed interest rates...............................................................................................    $26,135
  Floating interest rates............................................................................................      2,915
                                                                                                                         $29,050

     The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown on the above table.
     Investment Securities. The investment securities portfolio is a significant component of the Company's total earning assets. Total securities averaged $23.2 million in 1996, compared to $14.4 million in 1995 and $7.8 million in 1994. At December 31, 1996, the total securities portfolio was $23.3 million, and all securities were designated as available-for-sale and were recorded at estimated fair market value. The increase in the portfolio during 1996 was primarily due to strategies implemented by management in 1995 and maintained in 1996 to improve liquidity and lower the loans-to-assets ratio.
     The following table sets forth the book value of the securities held by the Company at the dates indicated.
                            Book Value of Securities

                                                                                                         December 31,
                                                                                                  1994      1995       1996
                                                                                                    (Dollars in thousands)
U.S. Treasury.................................................................................   $4,889    $ 5,952    $ 6,420
U.S. government agencies......................................................................    1,044     11,546     11,150
State, county and municipal securities........................................................    1,684      4,550      5,367
Mortgage-backed securities....................................................................       --        398        343
       Total securities.......................................................................   $7,617    $22,446    $23,280

     The following table sets forth the scheduled maturities and average yields of securities held at December 31, 1996.
             Investment Securities Maturity Distribution and Yields

                                                                                      December 31, 1996
                                                                              After One But      After Five But
                                                          Within One Year      Within Five         Within Ten
                                                                                  Years               Years         After Ten Years
                                                          Amount    Yield    Amount     Yield    Amount    Yield    Amount    Yield
                                                                                   (Dollars in thousands)
U.S. Treasury..........................................   $1,605    6.52 %   $ 4,815    6.00 %   $  --       -- %   $  --       -- %
U.S. government agencies...............................      --      --        5,127    6.24     6,023     6.79
State and political subdivisions.......................     934     4.32         902    4.50     1,105     4.72     2,426     5.00
       Total (1).......................................   $2,539    5.71 %   $10,844    6.00 %   $7,128    6.47 %   $2,426    5.00 %

(1) Excludes mortgage-backed securities totaling $343,000 with a yield of 6.91%. Other attributes of the securities portfolio, including yields and maturities, are discussed above in " -- Net Interest Income -- Interest Sensitivity."
     Short-Term Investments. Short-term investments, which consist primarily of federal funds sold and interest-bearing deposits with other banks, averaged $1.5 million in 1996, compared to $1.8 million in 1995 and $1.2 million in 1994. At December 31, 1996, short-term investments totaled $700,000. These funds are a primary source of the Existing Banks' liquidity and are generally invested in an earning capacity on an overnight basis.
Deposits and Other Interest-Bearing Liabilities
     Average interest-bearing liabilities increased $20.9 million, or 34.8%, to $80.9 million in 1996, from $60.0 million in 1995. Average interest-bearing deposits increased $19.5 million, or 38.3%, to $70.4 million in 1996, from $50.9 million in 1995. These increases resulted from increases in most categories of interest-bearing liabilities, primarily as a result of the opening of the Clemson Bank and the Greenwood Bank branch. The Company has also been able to attract new accounts from former South Carolina-based banks that have been acquired by large southeastern regional bank holding companies and from local branches of regional banks which have been closed or sold.
     Deposits. Average total deposits increased $21.8 million, or 36.9%, to $81.0 million during 1996, from $59.1 million during 1995. At December 31, 1996, total deposits were $89.9 million compared to $73.1 million a year earlier, an increase of 22.9%.
     The following table sets forth the deposits of the Company by category at the dates indicated.
                                    Deposits

                                                                       December 31,
                                   1992                   1993                   1994                   1995             1996
                                       Percent                Percent                Percent                Percent
                                          of                     of                     of                     of
                            Amount     Deposits    Amount     Deposits    Amount     Deposits    Amount     Deposits    Amount
                                                                  (Dollars in thousands)
Demand deposit
  accounts...............   $4,620       11.28%    $4,974       10.81%    $6,968       14.18%    $9,447       12.92%    $12,226
NOW accounts.............    5,161       12.60      5,050       10.98      7,158       14.56      8,028       10.98      8,296
Money market accounts....    6,179       15.08      5,679       12.35      4,815        9.80      9,498       12.98     14,035
Savings accounts.........    5,009       12.22      6,360       13.83      6,818       13.87      7,922       10.83      8,681
Time deposits less than
  $100,000...............   14,193       34.64     15,503       33.71     15,893       32.34     26,161       35.77     34,745
Time deposits of $100,000
  or over................    5,808       14.18      8,426       18.32      7,494       15.25     12,082       16.52     11,879
      Total deposits.....   $40,970     100.00%    $45,992     100.00%    $49,146     100.00%    $73,138     100.00%    $89,862

                         December 31,
                            1996

                           Percent
                              of
                           Deposits
Demand deposit
  accounts...............    13.61%
NOW accounts.............     9.23
Money market accounts....    15.62
Savings accounts.........     9.66
Time deposits less than
  $100,000...............    38.66
Time deposits of $100,000
  or over................    13.22
      Total deposits.....   100.00%

     Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits increased $16.8 million in 1996, primarily as a result of the opening of the Clemson Bank and a Greenwood Bank branch in Ninety Six, South Carolina and
                                       28
deposit runoff from a locally-owned financial institution which was acquired by an out-of-state regional bank. Management also believes the Company's focus on quality service has contributed to the growth.
     Deposits, and particularly core deposits, have historically been the Company's primary source of funding and have enabled the Company to meet successfully both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 89.6% at December 31, 1996, and 86.4% at the end of 1995, and the ratio averaged 88.1% during 1996. The maturity distribution of the Company's time deposits over $100,000 at December 31, 1996, is set forth in the following table.
                     Maturities of Certificates of Deposit
                              of $100,000 or More

                                                                                       December 31, 1996
                                                                            After Three      After Six
                                                            Within Three      Through         Through       After Twelve
                                                               Months       Six Months     Twelve Months       Months        Total
                                                                                    (Dollars in thousands)
Certificates of deposit of $100,000 or more..............      $4,517         $ 2,772         $ 3,785           $805        $11,879

     Approximately 38.0% of the Company's time deposits over $100,000 had scheduled maturities within three months and more than 60.0% had maturities within six months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, the Company does not solicit brokered deposits.
     Borrowed Funds. Borrowed funds consist primarily of short-term borrowings in the form of federal funds purchased from correspondent banks, securities sold under agreements to repurchase, and advances from the Federal Home Loan Bank.
     Average short-term borrowings were $5.1 million in 1996, an increase of $2.6 million from 1995. The increase is primarily due to the Company's increased use of repurchase agreements with an unrelated financial institution. Average borrowings under this agreement were $2.8 million in 1996 compared to $226,000 in 1995. Average Federal Home Loan Bank advances during 1996 were $5.4 million compared to $6.7 million during 1995, a decrease of $1.3 million. Although management expects to continue using short-term borrowing and Federal Home Loan Bank advances as secondary funding sources, core deposits will continue to be the Company's primary funding source.
Capital
     The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. The Federal Reserve guidelines contain an exemption from the capital requirements for bank holding companies with less than $150 million in consolidated assets. Prior to the Offering, the Company has had less than $150 million in assets and, consequently, has not been subject to these rules. Following the Offering and the Acquisition, however, the Company expects to have in excess of $150 million, in which case the Federal Reserve's requirements will apply to the Company. Tier 1 capital of the Company consists of common shareholders' equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. The Company's Tier 2 capital consists of general reserve for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.
     The holding company and banking subsidiaries are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum.
                                       29

     The Company exceeded the Federal Reserve's fully phased-in regulatory capital ratios at December 31, 1994, 1995 and 1996, as set forth in the following table.
                              Analysis of Capital

                                                                                                       December 31,
                                                                                             1994       1995          1996
                                                                                                  (Dollars in thousands)
Tier 1 capital...........................................................................   $ 6,131    $12,693       $13,474
Tier 2 capital...........................................................................       580        671           837
  Total qualifying capital...............................................................   $ 6,711    $13,364       $14,311
Risk-adjusted total assets (including
  off-balance sheet exposures)...........................................................   $55,516    $68,743       $86,512
Tier 1 risk-based capital ratio..........................................................     11.04%     18.46%        15.58%
Total risk-based capital ratio...........................................................     12.09      19.41         16.54
Tier 1 leverage ratio....................................................................      9.42      13.21         11.62

     Each of the Existing Banks is required to maintain risk-based and leverage ratios similar to those required for the Company. Each of the Existing Banks exceeded these regulatory capital ratios at December 31, 1996, as set forth in the following table.
                              Bank Capital Ratios

                                                                                                      December 31, 1996
                                                                                               Tier 1        Total        Tier 1
                                                                                             Risk-Based    Risk-Based    Leverage
Greenwood Bank............................................................................       9.97%        10.91%        7.34%
Clemson Bank..............................................................................      30.76         32.01        23.60

     Following the purchase of the New Banks and the assumption of the Carolina First Deposits and the purchase of the Carolina First Loans and Carolina First Assets associated with the Carolina First Branches, and assuming net proceeds of $14.9 million from the Offering, the Company's Tier 1 leverage ratio will increase from 11.62% to 13.88% and its tangible book value per share will decrease from $11.08 to $9.42, and the capital ratios of the Existing Banks will not be affected.
Liquidity Management and Capital Resources
     Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.
     Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.
     During 1995, management implemented strategies to decrease the loans-to-assets and loans-to-funds ratios. The Company continues to operate within the recommendations of the Board of Directors with a loans-to-assets ratio of 69.5% and a loans-to-funds ratio of 79.3% as of December 31, 1996. Although the amount of advances from the FHLB has decreased approximately $1.4 million from the December 31, 1995 balance of approximately $6.2 million, management expects to continue using these advances as a source of funding. Additionally, the Company has approximately $9.3 million of unused lines of credit for federal funds purchases and a $5.0 million line of credit from another financial institution. The Company also has approximately $23.3 million of securities available for sale as a secondary source of liquidity.
     The Company depends on dividends from the Existing Banks as its primary source of liquidity. The ability of the Banks to pay dividends is subject to general regulatory restrictions which may, but are not expected to, have a material negative impact on the liquidity available to the Company. The Company does not plan to pay cash dividends for the near term. The Company has paid stock dividends in September 1993, April 1994, August 1995, and May 1996 and may do so in the future.
                                       30

     The Company financed the formation of the Greenwood Bank and the Company's initial operations with the proceeds of a $5.0 million offering of Common Stock in 1988, of which $4.0 million was used to capitalize the Greenwood Bank. In addition, the Company raised approximately $6.25 million through an offering of Common Stock in 1995. The Company used $4.5 million of the proceeds of this offering to capitalize the Clemson Bank and used the balance to purchase computer and other equipment, to open a new branch in Ninety Six, South Carolina, and for general working capital. The Company intends to use the net proceeds of the Offering to capitalize each of the New Banks. See "Use of Proceeds." The Company anticipates that the net proceeds of the Offering will be adequate for the capitalization of each New Bank and the Company's capital needs for the foreseeable future. However, the State Board could require the Company to increase the capitalization of any of the Banks. See "Risk Factors." In such event, the Company would likely fund the increased capitalization through the use of any remaining net proceeds of the Offering, from dividends from the Existing Banks (to the extent available), or through loans from third parties (subject to obtaining regulatory approval). See "Government Supervision and Regulation -- Dividends."
Accounting Rule Changes
     Accounting for Stock-Based Compensation. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation," effective for transactions entered into in fiscal years that begin after December 15, 1995. SFAS 123 recommends that companies account for stock compensation on a fair value based method which requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. As an alternative, companies may continue to record compensation cost based on the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. However, if a company elects this method, it must include in the financial statements certain disclosures which reflect pro forma amounts as if the fair value method had been used. As permitted by SFAS 123, the Company continued its current method of accounting for stock options with pro forma amounts for 1995 and 1996 disclosed in the 1996 financial statements.
Impact of Inflation
     Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company and its subsidiaries are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation. See
" -- Net Interest Income -- Interest Sensitivity" and "Risk
Factors -- Government Regulation."
Industry Developments
     Certain recently enacted and proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institutions industry. The Company is unable at this time to assess the impact of this legislation on its financial condition or results of operations. See "Government Supervision and Regulation -- General."
                                       31

                                    BUSINESS
General
     The Company is a bank holding company headquartered in Greenwood, South Carolina which currently operates through two community banks and is in the process of acquiring three de novo community banks in non-metropolitan markets in the State of South Carolina. The Company pursues a community banking business which is characterized by personalized service and local decision-making and emphasizes the banking needs of individuals and small to medium-sized businesses.
     The Company was formed in 1988 to serve as a holding company for the Greenwood Bank, principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. In many cases, when these consolidations occur, local boards of directors are dissolved and local management is relocated or terminated. The Company believes this situation creates favorable opportunities for new community banks with local management and local directors. Management believes that such banks can be successful in attracting individuals and small to medium-sized businesses as customers who wish to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.
     In 1994, the Company made the strategic decision to expand beyond the Greenwood County area by creating an organization of independently managed community banks that serve their respective local markets but which share a common vision and benefit from the strength, resources, and economies of a larger institution. In June 1995, the Company opened the Clemson Bank in Clemson, South Carolina. The Company is in the process of acquiring the three New Banks which are being formed in Belton, Barnwell, and Newberry, South Carolina. The Company intends to open the Belton Bank and Newberry Bank in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth. In contrast, immediately after opening, the Barnwell Bank will acquire certain deposits and assets associated with the Carolina First Branches. As of December 31, 1996, the Carolina First Branches had approximately $53.7 million in deposits and $15.2 million in loans. The Company anticipates that the Barnwell Bank and the Belton Bank will open during the first quarter of 1997, and that the Newberry Bank will open in the second quarter of 1997.
     As a one-bank holding company for the Greenwood Bank, the Company grew from approximately $21.5 million in assets, $11.7 million in loans, $16.6 million in deposits, and $4.6 million in shareholders' equity at December 31, 1989, to approximately $65.1 million in assets, $50.6 million in loans, $49.1 million in deposits, and $6.1 million in shareholders' equity at December 31, 1994. The opening of the Clemson Bank in June 1995 resulted in a lowering of the Company's earnings per share for the year ended December 31, 1995, due to substantial start-up expenditures, as well as the time required to attract customers, deposits, and earning assets. The Clemson Bank achieved profitability in September 1996, and at December 31, 1996, the Company had approximately $116.0 million in assets, $80.5 million in loans, $89.9 million in deposits, and $13.6 million in shareholders' equity. Based upon levels at December 31, 1996, and giving effect to this Offering and the acquisition of certain deposits and assets associated with the Carolina First Branches, the Company would have approximately $185.1 million in assets, $95.7 million in loans, $143.6 million in deposits, and $28.4 million in shareholders' equity.
Operating Strategy
     Independent Community Banks. The foundation of the Company's strategy is to operate a multi-community bank organization which emphasizes decision-making at the local Bank level combined with strong corporate technological, marketing, and managerial support. The Company's operating model is for each Bank to operate with independent management and Boards of Directors consisting of individuals with extensive knowledge of the local community and the authority to make credit decisions. The Company believes this operating strategy has enabled the Existing Banks, and will enable the New Banks, to attract customers who wish to conduct their business with a locally owned and managed institution with strong ties and an active commitment to the community.
     Centralized Corporate Support. The Company intends to provide the Banks with strong support from its corporate office, including centralized policy oversight, back-office support, credit review, and strategic planning. This corporate support system will enable the Company to achieve administrative economies of scale while capitalizing on the responsiveness to client needs of its decentralized community bank network. With the support from its significant investment in infrastructure, particularly a management information system which will link the Company to the Banks and facilitate data processing, compliance, and reporting requirements, the Company believes it has the operational and administrative capacity to accommodate the addition of the New Banks and effectively manage the Company's growth for the foreseeable future.
                                       32

     Local Ownership. The management of each Bank believes that each Bank's ability to compete with other financial institutions in its respective market area is enhanced by its posture as a locally managed bank with a broad base of local ownership. The organizers of each of the New Banks, all of whom reside in the market area in which their respective Bank operates, have indicated that they each intend to purchase a significant amount of Common Stock in the Offering. In addition, the Company anticipates a significant percentage of the remaining shares of Common Stock sold in the Offering will be sold to individuals residing in the areas served by the Banks. The Company believes that local ownership of the Company's Common Stock is a highly effective means of attracting customers, fostering loyalty to the Banks, and maintaining asset quality.
     Outstanding Asset Quality. The Company believes that the outstanding asset quality it has experienced to date is principally due to the closeness of the lenders, senior officers, and directors of the Existing Banks to their customers and their significant knowledge of the communities in which they reside. Over the five year period ended December 31, 1996, the Company had an average net charge-off ratio of 0.05%. The Company believes that it has assembled a team of highly skilled, experienced bankers to operate the New Banks and anticipates that these senior officers, combined with committed Boards of Directors with significant ownership interest in the Company, will enable the New Banks to maintain the excellent asset quality the Company has experienced.
Growth Strategy
     Following the Offering, the Company intends to focus on the development of the New Banks and the continued growth of the Existing Banks. Each Bank's growth is expected to come primarily from within such Bank's primary market area through increased loan and deposit business. The Company will continue to focus on acquiring market share, particularly from the large southeastern regional bank holding companies, by emphasizing local management and decision-making and personal services to business customers and individuals. Specifically, the Company's competitive strategy consists of approving loan requests more quickly with a local loan committee, operating with more flexible, but equally prudent, lending policies, personalizing service by establishing a long-term banking relationship with the customer, and having a higher ratio of employees to customers to ensure a higher level of service. A key element of the Company's near term growth strategy is to grow the New Banks and the Clemson Bank, which achieved profitability in September 1996, into high performing community banking institutions whose assets and expenses are appropriate for their levels of capitalization and which will become major contributors to the Company's earnings. While the Company does not intend actively to search for opportunities to expand into additional markets, the Company may consider opportunities that arise from time to time, though most likely through acquisitions of existing institutions or branches rather than through formation of additional de novo banks. The Company has no specific acquisition plans at the current time other than the New Banks and the Carolina First Branches.
Market Areas
     The Company currently operates principally in two market areas: (1) Greenwood County, South Carolina; and (2) Pickens County, South Carolina. The Company will also operate in the following three primary market areas upon the acquisition of the New Banks: (1) Anderson County, South Carolina; (2) Barnwell County, South Carolina; and (3) Newberry County, South Carolina. Upon the acquisition of the Carolina First Branches, the Barnwell Bank will also have an office in each of Aiken and Orangeburg Counties, South Carolina.
     Anderson County. The Company intends to serve the Anderson County, South Carolina area through the Belton Bank. The city of Belton is located in Anderson County and has a population of approximately 4,646. The city of Belton is located 11 miles from the city of Anderson, the county seat of Anderson County. As of December 1995, Anderson County had a population of approximately 152,600. In 1990, Anderson County had a per capita income of approximately $12,027, as compared to $11,897 for the State of South Carolina as a whole, and $14,420 for the United States as a whole. As of October 1996, the unemployment rate for the county was 5.0%. The economic base for Anderson County relies heavily upon manufacturing, as well as retail and wholesale trade.
     Barnwell County. The Company intends to serve the Barnwell County, South Carolina area through the Barnwell Bank. The city of Barnwell, located 60 miles from Columbia, South Carolina, is the county seat of Barnwell County and has a population of approximately 6,000. As of December 1995, Barnwell County had a population of approximately 21,000. In 1990, Barnwell County had a per capita income of approximately $10,611. As of October 1996, the unemployment rate for the county was 11.1%. The economic base for Barnwell County relies heavily upon manufacturing.
     Greenwood County. The Company serves the Greenwood County, South Carolina area through the Greenwood Bank. The city of Greenwood, located 43 miles from Greenville, South Carolina, is the county seat of Greenwood County and has a
                                       33
population of approximately 21,000. As of December 1995, Greenwood County had a population of approximately 61,500. In 1990, Greenwood County had a per capita income of approximately $11,429. As of October 1996, the unemployment rate for the county was 7.0%. The economic base for Greenwood County relies heavily upon manufacturing.
     Newberry County. The Company intends to serve the Newberry County, South Carolina area through the Newberry Bank. The city of Newberry, located 35 miles from Columbia, South Carolina, is the county seat of Newberry County and has a population of approximately 10,850. As of December 1995, Newberry County had a population of approximately 34,100. In 1990, Newberry County had a per capita income of $10,487. As of October 1996, the unemployment rate for the county was 5.7%. The economic base for Newberry County relies heavily upon manufacturing.
     Pickens County. The Company serves the Pickens County, South Carolina area through the Clemson Bank. The city of Clemson, located 30 miles from Greenville, South Carolina, is the home of Clemson University and has a permanent population of approximately 11,000. As of December 1995, Pickens County had a population of approximately 102,000. In 1990, Pickens County had a per capita income of approximately $11,427. As of October 1996, the unemployment rate for the county was 4.1%. The economic base for Pickens County relies heavily upon Clemson University and manufacturing.
The Existing Banks
     The Greenwood Bank, a state chartered Federal Reserve member bank, has three banking locations, two of which are located in Greenwood, South Carolina, and the other located in Ninety Six, South Carolina. The Clemson Bank, a state chartered nonmember bank, has one banking location located in Clemson, South Carolina.
     The following table sets forth certain information concerning the Greenwood Bank and the Clemson Bank at December 31, 1996:

                                                                                    Number of     Total      Total      Total
Bank                                                                                Locations    Assets      Loans     Deposits
                                                                                              (Dollars in thousands)
Greenwood Bank...................................................................       3        $96,729    $69,347    $ 76,960
Clemson Bank.....................................................................       1         17,597     12,066      13,429

     Each Existing Bank offers a full range of commercial banking services, including checking and savings accounts, NOW accounts, IRA accounts, and other savings and time deposits of various types ranging from money markets to long-term certificates of deposit. The Existing Banks also offer a full range of consumer credit and short-term and intermediate-term commercial and personal loans. Each Existing Bank conducts residential mortgage loan origination activities pursuant to which mortgage loans are sold to investors in the secondary markets. Servicing of such loans is not retained by the Existing Banks.
     The Greenwood Bank also offers trust and related fiduciary services. Discount securities brokerage services are available through a third-party brokerage service which has contracted with Community Financial Services, Inc., a wholly-owned subsidiary of the Greenwood Bank.
     The Company performs data processing functions for the Existing Banks upon terms that the managements of both Existing Banks believe is competitive with those offered by unaffiliated third-party service bureaus. The Company also administers certain operating functions for the Existing Banks where cost savings can be achieved. Included in such operations are regulatory compliance, personnel, and internal audit functions. The Company's costs associated with the performance of such services are allocated between the Existing Banks based on each Bank's total assets.
The New Banks
     The Company intends to open the Belton Bank and the Newberry Bank in traditional de novo fashion, capitalizing the banks with $3.5 million and $3.3 million, respectively, and seeking local deposits to fund loan growth. The Company, however, intends to capitalize the Barnwell Bank with $7.0 million and for the Barnwell Bank to acquire the five Carolina First Branches. As of December 31, 1996, the Carolina First Branches had approximately $53.7 million in deposits and $15.2 million in loans. The Company anticipates that this acquisition will be consummated by the end of the first quarter of 1997. See "Risk Factors -- General Risks of the Acquisition of the Carolina First Branches" and " -- No Assurance of Obtaining Regulatory Approvals for the New Banks."
     The New Banks will engage in the commercial banking business in their respective communities. The Company believes that there is a need for, and that the Barnwell, Belton, and Newberry communities will support, new locally operated community banks. Although the Company could obtain a banking presence in the Barnwell, Belton, or Newberry markets by
                                       34
opening a branch office of one of the Existing Banks there, management of the Company believes that separate banks with their own local boards of directors and their own policies, tailored to the local market, is a preferable approach. Each New Bank will provide personalized banking services, with emphasis on the financial needs and objectives of individuals and small to medium-sized businesses. Additionally, substantially all credit and related decisions will be made by the Bank's local management and board of directors, thereby facilitating prompt response. Each New Bank will emphasize a commitment to the industrial and business growth of its primary market area.
     The principal business of each New Bank will be to accept deposits from the public and to make loans and other investments. Each New Bank intends to offer the same full range of deposit and other services that are currently offered by the Existing Banks. See "The Existing Banks." The principal sources of funds for each New Bank's loans and investments are expected to be demand, time, savings and other deposits, repayment of loans, and borrowings. In addition, a portion of the net proceeds of this Offering, once contributed to the capital of each New Bank, will be used by each New Bank to fund loans. The principal source of income for each New Bank is expected to be interest collected on loans and other investments. The principal expenses of each New Bank are expected to be interest paid on savings and other deposits, employee compensation, office expenses, and other overhead expenses. Initially, the New Banks will not offer trust or fiduciary services.
     Each New Bank will use facilities of the Company for data processing which should result in a significant monetary savings for each New Bank. The Company owns its computer and item-sorting equipment. The capacity of such equipment considerably exceeds the initial needs of the Existing Banks, and, therefore, the Company will be able to provide data processing services to the New Banks. Presently, financial institutions in South Carolina that elect not to install on-premises data processing capability purchase data processing services from service bureaus. The Company will be able to offer such services to the New Banks upon terms that management believes would be competitive with those offered by such service bureaus. It is likely that the Banks will also elect to jointly administer certain operating functions between themselves where cost savings can be achieved. Included in possible shared operations are regulatory compliance, accounts payable, personnel, and internal audit functions.
Lending Activities
     General. Through the Banks, the Company offers a range of lending services, including real estate, consumer, and commercial loans, to individuals and small business and other organizations that are located in or conduct a substantial portion of their business in the Banks' market areas. The Company's total loans at December 31, 1996, were $80.5 million, or 77.1% of total earning assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. The Company has no foreign loans or loans for highly leveraged transactions.
     The Company's primary focus has been on commercial and installment lending to individuals and small to medium-sized businesses in its market areas, as well as residential mortgage loans. These loans totaled approximately $70.4 million, and constituted approximately 87.4% of the Company's loan portfolio, at December 31, 1996.
     The following table sets forth the composition of the Company's loan portfolio for each of the five years in the period ended December 31, 1996.
                                Loan Composition
                             (Dollars in thousands)

                                                                                             December 31,
                                                                           1992       1993       1994       1995       1996
Commercial, financial and agricultural.................................     25.90%     23.94%     24.19%     21.12%     19.05%
Real estate:
  Construction.........................................................      6.48      25.89      11.68      13.42      12.37
  Mortgage:
     Residential.......................................................     32.32      25.22      29.62      35.62      39.13
     Commercial(1).....................................................     27.79      16.81      26.57      22.45      21.87
Consumer and other.....................................................      7.51       8.14       7.94       7.39       7.58
       Total loans.....................................................    100.00%    100.00%    100.00%    100.00%    100.00%
       Total loans (dollars)...........................................   $34,493    $44,634    $50,565    $63,204    $80,546

(1) The majority of these loans are made to operating businesses where real property has been taken as additional collateral.
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     Loan Approval. Certain credit risks are inherent in making loan. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility. The Company attempts to minimize loan losses through various means and uses standardized underwriting criteria. These means include the use of policies and procedures including officer and customer lending limits, and loans in excess of certain limits must be approved by the Board of Directors of the relevant Banks.
     Loan Review. The company has a continuous loan review process designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of reviewing all past due loans in their respective portfolios. Each of the Banks establishes watch lists of potential problem loans.
Deposits
     The principal sources of funds for the Banks are core deposits, consisting of demand deposits, interest-bearing transaction accounts, money market accounts, saving deposits, and certificates of deposit. Transaction accounts include checking and negotiable order of withdrawal (NOW) accounts which customers use for cash management and which provide the Banks with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable source of funding. The largest source of funds for the Banks is certificates of deposit. Certificates of deposit in excess of $100,000 are held primarily by customers in the Banks' market areas. Deposit rates are set weekly by senior management of each of the Banks, subject to approval by management of the Company. Management believes that the rates the Banks offer are competitive with other institutions in the Banks' market areas.
Competition
     Banks generally compete with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. South Carolina law permits statewide branching by banks and savings institutions, and many financial institutions in the state have branch networks. Consequently, commercial banking in South Carolina is highly competitive. South Carolina law also permits regional interstate banking whereby bank holding companies in certain southeastern states are allowed to acquire depository institutions within South Carolina. Many large banking organizations currently operate in the respective market areas of the Banks, several of which are controlled by out-of-state ownership. In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has been intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking which previously had been the sole domain of commercial banks. Recent legislation, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the almost total elimination of practical distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is largely unlimited with respect to legal ability and authority to provide most financial services. Furthermore, as a consequence of legislation recently enacted by the United States Congress, out-of-state banks not previously allowed to operate in South Carolina will be allowed to commence operations and compete in the Banks' primary service areas if the South Carolina legislature does not elect to limit the reach of such federal legislation within South Carolina. See "Government Supervision and Regulation -- Interstate Banking."
     Each of the Banks faces increased competition from both federally-chartered and state-chartered financial and thrift institutions, as well as credit unions, consumer finance companies, insurance companies and other institutions in the Banks' respective market areas. Some of these competitors are not subject to the same degree of regulation and restriction imposed upon the Banks. Many of these competitors also have broader geographic markets and substantially greater resources and lending limits than the Banks and offer certain services such as trust banking that the Banks, other than the Greenwood Bank, do not currently provide. In addition, many of these competitors have numerous branch offices located throughout the extended market areas of the Banks that the Company believes may provide these competitors with an advantage in geographic convenience that the Banks do not have at present. Such competitors may also be in a position to make more effective use of media advertising, support services, and electronic technology than can the Banks.
     Currently there are five other commercial banks, two savings institutions, and seven credit unions operating in the Greenwood Bank's primary service area, and six other commercial banks, no savings institutions, and one credit union operating in the Clemson Bank's primary service area. Currently there are two other commercial banks, two savings institutions, and one credit union operating in the Belton Bank's primary service area; four other commercial banks, one savings
                                       36
institution, and one credit union operating in the Newberry Bank's primary service area; and two other commercial banks, one savings institution, and one credit union operating in the Barnwell Bank's primary service area.
Legal Proceedings
     In the ordinary course of operations, the Company and the Banks are parties to various legal proceedings. Management does not believe that there is any pending or threatened proceeding against the Company or any of the Banks which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company or any of the Banks.
                     GOVERNMENT SUPERVISION AND REGULATION
General
     On September 4, 1996, the organizers of the Belton Bank received conditional approval from the State Board for a state bank charter for the Belton Bank. On November 26, 1996, the organizers of the Barnwell Bank amended their application to the State Board for approval of a state bank charter for the Barnwell Bank. The Company anticipates that the State Board review and approval process will be completed for the Belton Bank and the Barnwell Bank during the first quarter of 1997. The Company is in the process of applying to the State Board and the Federal Reserve Board to acquire the New Banks as well as applying for deposit insurance. The Company anticipates that the organizers of the Newberry Bank will apply to the State Board for approval of a state bank charter for the Newberry Bank prior to the end of the first quarter of 1997.
     The Company and the Banks are subject to an extensive collection of state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of the Company's and the Banks' operations. The Company and the Banks are also affected by government monetary policy and by regulatory measures affecting the banking industry in general. The actions of the Federal Reserve System affect the money supply and, in general, the Banks' lending abilities in increasing or decreasing the cost and availability of funds to the Banks. Additionally, the Federal Reserve System regulates the availability of bank credit in order to combat recession and curb inflationary pressures in the economy by open market operations in United States government securities, changes in the discount rate on member bank borrowings, changes in the reserve requirements against bank deposits and limitations on interest rates which banks may pay on time and savings deposits.
     During 1989 and 1991, the United States Congress enacted two major pieces of banking legislation: The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA and FDICIA have significantly changed the commercial banking industry through, among other things, revising and limiting the types and amounts of investment authority, significantly increasing minimum regulatory capital requirements, and broadening the scope and power of federal bank and thrift regulators over financial institutions and affiliated persons in order to protect the deposit insurance funds and depositors. These laws, and the resulting implementing regulations, have subjected the Banks and the Company to extensive regulation, supervision and examination by the FDIC. This change has resulted in increased administrative, professional and compensation expenses in complying with a substantially increased number of new regulations and policies. The regulatory structure created by these laws gives the regulatory authorities extensive authority in connection with their supervisory and enforcement activities and examination policies.
     The following is a brief summary of certain statutes, rules and regulations affecting the Company and the Banks. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of the Company and the Banks. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of the Company and the Banks.
The Company
     The Company is a bank holding company within the meaning of the Federal Bank Holding Company Act of 1956, as amended (the "BHCA"), and the South Carolina Banking and Branching Efficiency Act of 1996, as amended (the "South Carolina Act"). The Company is registered with both the Federal Reserve System and the State Board. The Company is required to file with both of these agencies annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to the supervision of, and to regular examinations by, these agencies.
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     The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before (i) it or any of its subsidiaries (other than a bank) acquires substantially all of the assets of any bank, (ii) it acquires ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank, or (iii) it merges or consolidates with any other bank holding company. Under the South Carolina Act, it is unlawful without the prior approval of the South Carolina Board for any South Carolina bank holding company (i) to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank or any other bank holding company, (ii) to acquire all or substantially all of the assets of a bank or any other bank holding company, or (iii) to merge or consolidate with any other bank holding company.
     The BHCA and the Federal Change in Bank Control Act, together with regulations promulgated by the Federal Reserve Board, require that, depending on the particular circumstances, either the Federal Reserve Board's approval must be obtained or notice must be furnished to the Federal Reserve Board and not disapproved prior to any person or company acquiring control of a bank holding company, such as the Company, subject to certain exemptions for certain transactions.
     Under the BHCA, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities, unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial adviser, owning savings associations and making investments in certain corporations or projects designed primarily to promote community welfare. The Company is also restricted in its activities by the provisions of the Glass-Steagall Act of 1933, which prohibits the Company from owning subsidiaries that are engaged principally in the issue, flotation, underwriting, public sale or distribution of securities. The regulatory requirements to which the Company is subject also set forth various conditions regarding the eligibility and qualifications of its directors and officers.
The Banks
     The operations of the Greenwood Bank are, and the New Banks will be, subject to various statutory requirements and rules and regulations promulgated and enforced primarily by the State Board, the Federal Reserve System, and the FDIC. As a South Carolina-chartered banking corporation with FDIC deposit insurance, the Clemson Bank is also subject to various statutory requirements and rules and regulations promulgated and enforced primarily by the State Board and the FDIC. The State Board and the FDIC regulate or monitor all areas of the Existing Banks', and will regulate and monitor the areas of the New Banks', respective operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices.
     The Federal Reserve and FDIC also require the Banks to maintain certain capital ratios (see "Federal Capital Regulations"), and the provisions of the Federal Reserve Act require the Greenwood Bank and the New Banks to observe certain restrictions on any extensions of credit to the Company, or with certain exceptions, other affiliates, on investments in the stock or other securities of other banks, and on the taking of such stock or securities as collateral on loans to any borrower. In addition, the Banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, or the providing of any property or service. The regulatory requirements to which the Banks are subject also set forth various conditions regarding the eligibility and qualification of its of directors and officers.
Dividends
     Although the Company is not presently subject to any direct legal or regulatory restrictions on dividends (other than the South Carolina state business corporation law requirements that dividends may be paid only if such payment would not render the Company insolvent or unable to meet its obligations as they come due), the Company's ability to pay cash dividends will depend entirely upon the amount of dividends paid by each of the Banks and any other subsequently acquired entities. The Banks are subject to regulatory restrictions on the payment of dividends, including the prohibition of payment of dividends from each Bank's capital. All dividends of the Banks must be paid out of the respective undivided profits then on hand, after deducting expenses, including losses and bad debts. In addition, as a member of the Federal Reserve System, the Greenwood Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated
                                       38
capital, unless there has been transferred to surplus no less than one-tenth of such bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend) and the approval of the Federal Reserve Board is required if the total of all dividends declared by the Greenwood Bank in any calendar year exceeds the total of its net profits for that year combined with the Greenwood Bank's retained net profits for the preceding two years, less any required transfers to surplus. The Banks are subject to various other federal and state regulatory restrictions on the payment of dividends, including receipt of the approval of the South Carolina Commissioner of Banking prior to paying dividends to the Company.
FIRREA
     FIRREA was enacted on August 9, 1989, and has had a significant impact on the operations of all financial institutions, including the Banks. FIRREA, among other things, abolished the Federal Savings and Loan Insurance Corporation and established two new insurance funds under the jurisdiction of the FDIC: the Savings Association Fund and the Bank Insurance Fund (see "FDIC Regulations"). FIRREA also imposed, with certain exceptions, a "cross guaranty" on the part of commonly controlled depository institutions such as the Banks. Under this provision, if one depository institution subsidiary of a multi-bank holding company fails or requires FDIC assistance, the FDIC may assess a commonly controlled depository institution for the estimated losses suffered by the FDIC. Consequently, each of the Banks is subject to assessment by the FDIC related to any loss suffered by the FDIC arising out of the operations of the other Bank. The FDIC's claim is junior to the claims of nonaffiliated depositors, holders of secured liabilities, general creditors and subordinated creditors but is superior to the claims of shareholders.
FDIC Regulations
     The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. Deposits in the Banks are insured by the FDIC up to a maximum amount (generally $100,000 per depositor, subject to aggregation rules), and the FDIC maintains an insurance fund for commercial banks with insurance premiums from the industry used to offset losses from insurance payouts when banks fail. The Existing Banks pay, and the New Banks will pay, premiums to the FDIC on their deposits. In 1993, the FDIC adopted a rule which establishes a risk-based deposit insurance premium system for all insured depository institutions, including the Banks. Under the 1993 rule, a depository institution pays to the FDIC a premium of from $0.00 to $0.31 per $100 of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semi-annual basis. During 1996, each Existing Bank's assessment rate was $500 per quarter for insured deposits. Federal Capital Regulations

     In an effort to achieve a measure of capital adequacy that is more sensitive to the individual risk profiles of financial institutions, pursuant to the provisions of the FDICIA, the Federal Reserve Board, the FDIC, and other federal banking agencies have adopted risk-based capital adequacy guidelines for banking organizations insured by the FDIC, including each of the Banks. These guidelines redefine traditional capital ratios to take into account assessments of risks related to each balance sheet category, as well as off-balance sheet financing activities. The guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated and other qualifying term debt, preferred stock not qualifying for Tier 1, and the allowance for credit losses up to 1.25% or risk-weighted assets. Under the guidelines, institutions must maintain a specified minimum ratio of "qualifying" capital to risk-weighted assets. At least 50% of an institution's qualifying capital must be "core" or "Tier 1" capital, and the balance may be "supplementary" or "Tier 2" capital. The guidelines imposed on the Company and the Banks include a minimum leverage ratio standard of capital adequacy. The leverage standard requires top-rated institutions to maintain a minimum Tier 1 capital to assets ratio of 3%, with institutions receiving less than the highest rating required to maintain a minimum ratio of 4% or greater, based upon their particular circumstances and risk profiles. As of December 31, 1995, the guidelines require achievement of a minimum ratio of total capital to risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to risk-weighted assets of 4%.

     Each of the Company's and Existing Bank's leverage and risk-based capital ratios at December 31, 1996, exceeded their respective fully phased-in minimum requirements.
Other Regulations
     Interest and certain other charges collected or contracted for by the Banks are subject to state usury laws and certain federal laws concerning interest rates. The Banks' loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the
                                       39

Community Reinvestment Act of 1977 requiring financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low- and moderate-income borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable public officials to determine whether a financial institution is fulfilling its obligations to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Banks also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.
Interstate Banking
     On September 29, 1994, the federal government enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "1994 Act"). The provisions of the 1994 Act became effective on September 29, 1995, at which time eligible bank holding companies in any state were permitted, with Federal Reserve Board approval, to acquire banking organizations in any other state. As such, all existing regional compacts and substantially all existing regional limitations on interstate acquisitions of banking organizations have been eliminated.
     The 1994 Act also removed substantially all of the existing prohibitions on interstate branching by banks. On and after June 1, 1997, a bank operating in any state may establish one or more branches within any other state without, as currently required, the establishment of a separate banking structure within the other state. Interstate branching is allowed earlier than the automatic phase-in date of June 1, 1997, as long as the legislatures of both states involved have adopted statutes expressly permitting such branching to take place at an earlier date.
     On May 7, 1996, South Carolina adopted the South Carolina Act which became effective on July 1, 1996. The South Carolina Act permits the acquisition of South Carolina banks and bank holding companies by, and mergers with, out-of-state banks and bank holding companies with the prior approval of the State Board. The South Carolina Act also permits South Carolina state banks, with prior approval of the State Board, to operate branches outside the State of South Carolina. Although the 1994 Act has the potential to increase the number of competitors in the marketplace of each of the Banks, the Company cannot predict the actual impact of such legislation on the competitive position of the Banks.
                                       40

                                   MANAGEMENT
     Currently, the Company's Board of Directors includes fifteen directors. The Company's practice is for the Chairman of the Board and President of each Bank to be elected or appointed to the Company's Board of Directors, and William G. Stevens, the President of the Company, to serve on each Bank's Board of Directors.
Executive Officers and Directors of the Company
     The following sets forth certain information regarding the Company's executive officers and directors as of the date of this Prospectus. The Company's Articles of Incorporation provide for a classified Board of Directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. Executive officers of the Company serve at the discretion of the Company's Board of Directors.

Name                                                Age    Position
William G. Stevens...............................    51    President, Chief Executive Officer and Director
James H. Stark...................................    61    Chief Financial Officer and Secretary
Patricia C. Edmonds..............................    42    Assistant Secretary and Director
Charles J. Rogers................................    64    Chairman of the Board
David P. Allred..................................    58    Director
Robert C. Coleman................................    51    Director
John W. Drummond.................................    77    Director
Wayne Q. Justesen, Jr............................    50    Director
Thomas C. Lynch, Jr..............................    61    Director
H. Edward Munnerlyn..............................    53    Director
George B. Park...................................    46    Director
Joseph H. Patrick, Jr............................    53    Director
Donna W. Robinson................................    49    Director
George D. Rodgers................................    52    Director
Thomas E. Skelton................................    66    Director
Lex D. Walters...................................    58    Director

     William G. Stevens has served as President and Chief Executive Officer of the Company since April 1988 and of the Greenwood Bank since January 1989. He was employed by NCNB National Bank of South Carolina (formerly Bankers Trust) for eighteen years prior to 1987.
     James H. Stark has served as Chief Financial Officer of the Company since September 1988 and as Senior Vice President, Cashier, and Secretary of the Greenwood Bank since January 1989.
     Patricia C. Edmonds has served as Executive Director of the Upper Savannah Council of Governments since March 1990 and served as its Assistant Director from 1984 to March 1989.
     Charles J. Rogers has served as Chairman of the Board of Directors of the Company since January 1989. He has served as President of The Organizational Paths Company, a consulting firm for organizational strategies, since July 1993. Mr. Rogers served as team leader of the Greenwood Plant of the Monsanto Chemical Company from 1982 until June 1993.
     David P. Allred is a medical doctor who has been in private practice in Saluda, North Carolina since April 1994 and was in private practice in Beaufort, South Carolina from July 1990 to December 1993. From September 1988 to July 1990, he was employed by the Medical University of South Carolina. From 1971 through August 1988, he was in private medical practice in Greenwood, South Carolina.
     Robert C. Coleman has owned and has served as President of Coleman Realty Company since 1976.
     John S. Drummond has owned and operated Drummond Oil Company since 1960 and has served as a member of the South Carolina Senate since 1964.
     Wayne Q. Justesen, Jr. has been employed by Greenwood Mills, Inc. ("GMI"), a textile manufacturer, since 1978 and has served as Secretary and General Counsel of GMI since 1983.
     Thomas C. Lynch, Jr. served as a pharmacist and as President of Lynch Drug Company, a retail pharmacy in Clemson, South Carolina, from 1963 until its sale to Eckerd Drug, Inc. in January 1997.
                                       41

     H. Edward Munnerlyn has served as President and owner of Munnerlyn Company, a corporate apparel and uniforms company, since January 1989. Prior to 1989 he was employed by GMI for twenty years and was Executive Vice President when he left GMI in 1988.
     George B. Park has served as President and Chief Executive Officer of Otis
S. Twilley Seed Company, Inc., a mail order seed company, since August 1993, and as President and owner of Hopewood, Inc., a seed distribution company, since April 1993. Mr. Park has also served as Managing Director of K. Sahin Zaden, B.V., a flower seed breeding and production company. Prior to 1989, he was co-owner, Vice President and Corporate Secretary of George W. Park Seed Company.
     Joseph H. Patrick, Jr. has served as President and co-owner of Southern Brick Company from 1984 to January 1996 and as President of Southern Resource, Inc. since January 1996.
     Donna W. Robinson has been employed as President and Chief Executive Officer of the Clemson Bank since June 1995. Between September 1994 and June 1995, she was employed by the Company primarily to assist in matters relating to the organization of the Clemson Bank. Prior to September 1994, she served as a Vice President of Wachovia Bank of South Carolina and had been employed by such bank or its predecessor banks since 1973.
     George D. Rodgers has served as the President and owner of Palmetto Insurance Agency, Inc. in Clemson, South Carolina since 1985.
     Thomas E. Skelton has served as a professor at Clemson University since 1969, and since 1992 has served as head of the Clemson University Entomology Department.
     Lex D. Walters has served as President of Piedmont Technical College since 1968.
Directors of the Greenwood Bank
     The following sets forth certain information regarding the Greenwood Bank's directors as of the date of this Prospectus. Directors of the Greenwood Bank serve until the next annual meeting of shareholders and until their successors are duly elected and shall have qualified. Executive officers of the Greenwood Bank serve at the discretion of the Greenwood Bank's Board of Directors.

Name                                                       Age    Position
William G. Stevens......................................    51    President, Chief Executive Officer and Director
Charles J. Rogers.......................................    64    Chairman of the Board
David P. Allred.........................................    58    Director
Robert C. Coleman.......................................    51    Director
John W. Drummond........................................    77    Director
Patricia C. Edmonds.....................................    42    Director
Wayne Q. Justesen, Jr...................................    50    Director
H. Edward Munnerlyn.....................................    53    Director
George B. Park..........................................    46    Director
Joseph H. Patrick, Jr...................................    53    Director
Lex D. Walters..........................................    58    Director

Directors of the Clemson Bank
     The following sets forth certain information regarding the Clemson Bank's directors as of the date of this Prospectus. Directors of the Clemson Bank serve until the next annual meeting of shareholders and until their successors are duly elected and shall have qualified. Executive officers of the Clemson Bank serve at the discretion of the Clemson Bank's Board of Directors.

Name                                                       Age    Position
Donna W. Robinson.......................................    49    President, Chief Executive Officer and Director
Thomas C. Lynch, Jr.....................................    61    Chairman of the Board
Benson L. Bagwell.......................................    53    Director
Donald S. Chamberlain...................................    61    Director
William E. Dukes........................................    67    Director
Jan S. Fredman..........................................    39    Director
Robert C. Hubbard, III..................................    50    Director
Suzanne E. Morse........................................    50    Director
Ethel C. Pettigrew......................................    43    Director
George D. Rodgers.......................................    52    Director
Thomas E. Skelton.......................................    66    Director
William G. Stevens......................................    51    Director
Joseph J. Turner, Jr....................................    47    Director
Monica Zielinski........................................    62    Director

Organizers and Proposed Directors of the Barnwell Bank
     The following sets forth certain information regarding the organizers and the proposed directors of the Barnwell Bank as of the date of this Prospectus. In addition to the following individuals, William G. Stevens, the President of the Company and of the Greenwood Bank, will serve as a director of the Barnwell Bank.

Name                                                       Age    Position
Marshall L. Martin, Jr..................................    42    President, Chief Executive Officer and Director
Clinton C. Lemon, Jr....................................    52    Chairman of the Board
Richard E. Boyles.......................................    37    Director
Albert L. Carroll.......................................    66    Director
Peggy C. Collins........................................    60    Director
Martin O'Neal Laird (1).................................    52    Director
Miles Loadholt..........................................    53    Director
Leonard W. Mills (1)....................................    60    Director
Susan P. Moskow.........................................    42    Director
Michael W. Nix (1)......................................    32    Director
J. Samuel Plexico.......................................    42    Director
Carolyne S. Williams....................................    49    Director
W. Allen Woods..........................................    47    Director

(1) The Company anticipates that such individuals will not serve as directors of the Barnwell Bank upon the opening of the Barnwell Bank, but will serve in such capacity in the future upon regulatory approval.
     Marshall L. Martin, Jr. has been employed by the Company since October 1996 primarily to assist in matters relating to the organization of the Barnwell Bank and to serve as President and Chief Executive Officer of the Barnwell Bank. Prior to that time, he served as Vice President of NationsBank, N.A. and had been employed by such bank or its predecessor banks since 1977.
                                       43

Organizers and Proposed Directors of the Belton Bank
     The following sets forth certain information regarding the organizers and the proposed directors of the Belton Bank as of the date of this Prospectus. In addition to the following individuals, William G. Stevens, the President of the Company and of the Greenwood Bank, will serve as a director of the Belton Bank.

Name                                                       Age    Position
James A. Lollis.........................................    52    President, Chief Executive Officer and Director
James M. Horton.........................................    51    Chairman of the Board
Harold Clinkscales, Jr..................................    44    Director
Patsy T. Daniel.........................................    54    Director
Thomas M. Dixon.........................................    32    Director
D. Michael Greer........................................    41    Director
Kenneth B. Heller.......................................    45    Director
Dianne G. Henderson.....................................    51    Director
D. Brian Holliday.......................................    36    Director
B. Marshall Keys........................................    45    Director
Paul R. Marshall........................................    40    Director
Patrick B. O'Dell.......................................    42    Director

     James A. Lollis has been employed by the Company since May 1996 primarily to assist in matters relating to the organization of the Belton Bank and to serve as President and Chief Executive Officer of the Belton Bank. Prior to that time, he served as Vice President/Data Processing Manager of First United Bancorporation, Anderson, South Carolina and had been employed by such bank holding company since May 1990.
Organizers and Proposed Directors of the Newberry Bank
     The following sets forth certain information regarding the organizers and the proposed directors of the Newberry Bank as of the date of this Prospectus. In addition to the following individuals, William G. Stevens, the President of the Company and of the Greenwood Bank, will serve as a director of the Newberry Bank.

Name                                                       Age    Position
William F. Steadman.....................................    42    President, Chief Executive Officer and Director
Earl H. Bergen..........................................    76    Chairman of the Board
W. Edgar Baker..........................................    54    Director
Betty F. Barber.........................................    65    Director
Warren R. Cousins.......................................    67    Director
Ronnie W. Cromer........................................    49    Director
Rodney S. Griffin.......................................    48    Director
William P. Kunkle.......................................    64    Director
William W. Riser, Jr....................................    77    Director
William B. Rush.........................................    43    Director

     William F. Steadman has been employed by the Company since October 1996 primarily to assist in matters relating to the organization of the Newberry Bank and to serve as President and Chief Executive Officer of the Newberry Bank. He served as Vice President Commercial Lending of The Bankers Bank of Atlanta, Georgia from January 1996 to October 1996, and as President of Davidson Savings Bank, Lexington, North Carolina from 1985 until January 1995.
Ownership of the Common Stock
     As of the date of this Prospectus, the executive officers and directors of the Company and the Existing Banks own in the aggregate 356,084 shares of Common Stock and in the aggregate own options to purchase an additional 333,891 shares of Common Stock. These individuals may, but are not obligated to, purchase additional shares of Common Stock in this Offering. In addition, the organizers of the New Banks have indicated that they intend, but are not obligated to, purchase an aggregate of approximately 285,000 shares of Common Stock in the Offering (representing approximately 19.5% of the shares of Common Stock offered hereby). After the completion of the Offering, the Company anticipates that no employee, executive officer, or director of the Company or the Banks will beneficially own more than 5% of the outstanding Common Stock of the Company.
                                       44

                           DESCRIPTION OF SECURITIES
     The authorized capital stock of the Company is 12,000,000 shares, consisting of 10,000,000 shares of Common Stock, par value $1.00 per share, and 2,000,000 shares of a special class of stock, par value $1.00 per share, the rights and preferences of which may be designated as the Board of Directors may determine (the "Undesignated Stock"). As of the date of this Prospectus, 1,225,784 shares of Common Stock were outstanding and were held of record by approximately 1,340 shareholders. After the completion of this Offering, there will be 2,690,784 shares of Common Stock outstanding. No shares of Undesignated Stock are currently outstanding.
Common Stock
     Subject to the rights of the holders of any outstanding shares of Undesignated Stock and any restrictions that may be imposed by any lender to the Company, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding series of Undesignated Stock.
     Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. Holders of Common Stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock issued by the Company or to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.
Undesignated Stock
     The Company's authorized shares of Undesignated Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation, as well as any sinking fund terms and the number of shares constituting any series or the designation of such series. The Company believes that the availability of Undesignated Stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting certain other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of Undesignated Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of Undesignated Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of such shares without further action by holders of the Common Stock. In addition, the Board of Directors is authorized at any time to issue Undesignated Stock with voting, conversion or other features that may have the effect of impeding or discouraging a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Issuance of Undesignated Stock could also adversely affect the market price of the Common Stock. The Company has no present plan to issue any shares of Undesignated Stock.
Director Liability
     The Articles provide that every person who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for the Company's benefit as a director or officer of another corporation, or as the Company's representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to the South Carolina Business Corporation Act of 1988, as amended, against all expenses, liabilities, and losses (including without limitation attorneys' fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such right of indemnification is provided as a contractual right that may be enforced in any manner desired by such person.
     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions in the Articles described above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as
                                       45
expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered) the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     Under the Articles, the Board of Directors is also entitled to cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as the Company's representative in a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Company would have the power to indemnify such person.
Change of Control
     General. The Articles and Bylaws of the Company and the Code of Laws of South Carolina of 1976, as amended (the "South Carolina Code"), contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions, as well as the right of the Board of Directors to designate the features of and issue shares of Undesignated Stock without a shareholder vote, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including takeovers that certain shareholders may deem to be in their best interest) and may adversely affect the price that a potential purchaser will be willing to pay for the Company's stock. To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such a transaction may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the Common Stock.
     The following briefly summarizes protective provisions contained in the Articles and the South Carolina Code and is not intended to be a complete description of all the features and consequences of these provisions. The following is qualified in its entirety by reference to the Articles and the provisions of the South Carolina Code.
     Supermajority Voting Provisions. The Articles provide that without the affirmative vote of the holders of not less than 80% of the shares outstanding and entitled to vote thereon, the Company cannot effect (a) the merger, consolidation or exchange of the Company's shares with any other corporation, partnership, trust, estate or association, (b) the sale or exchange of all or substantially all of the Company's assets, (c) the issuance or delivery by the Company of any securities of the Company in exchange or payment for properties or assets of another entity or securities issued by such entity, or (d) the nonjudicial dissolution of the Company (individually, a "Subject Transaction") unless one of the following two additional requirements is met: (i) the Subject Transaction is approved by the affirmative vote of not less than 80% of the Company's Board of Directors, or (ii) the Subject Transaction is solely between the Company and another entity, 50% or more of whose voting stock or voting equity interests are held by the Company. These approval requirements substantially increase the overall vote required to approve the Subject Transaction. As a result, the Board of Directors is able to veto any proposed takeover by refusing to approve the proposed Subject Transaction.
     Other Constituencies. The Articles expressly permit the Board of Directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of the Company, or any similar extraordinary transaction, to consider (i) all relevant factors, including without limitation the social, legal, and economic effects on the employees, customers, suppliers and other constituencies of the Company and its subsidiaries, on the communities and geographical areas in which the Company and its subsidiaries operate or are located and on any of the business and properties of the Company or any of its subsidiaries, and (ii) the consideration being offered, not only in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent going concern. The Board of Directors believes that these provisions are in the long-term best interests of the Company and its shareholders.
     The standard provisions of the South Carolina Code that would apply to a Subject Transaction in the absence of the provisions in the Articles noted above provide that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions, such as a merger, share exchange or sale of all or substantially all of the corporation's assets, must be approved by the holders of two-thirds of the shares entitled to vote on the matter. In a merger, the South Carolina Code does not require approval by the shareholders of the surviving corporation if (a) the articles of
                                       46
incorporation of the surviving corporation will not differ from its articles before the merger, (b) each shareholder of the surviving corporation whose shares are outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger, (c) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger, and (d) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger. In a share exchange, the South Carolina Code does not require approval of the shareholders of the acquiring corporation. The effect of the supermajority voting provisions of the Articles is to establish a requirement for a shareholder vote in certain mergers in which the Company is the surviving corporation that would not otherwise have been required, and increase from
66 2/3% to 80% the percentage of shares required to approve a merger in which such approval is required.
     Control Share Acquisitions. The Company is currently subject to the South Carolina control share acquisitions statute (the "Control Share Statute") which is designed to afford shareholders of certain corporations (generally, corporations which have shares registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), have their principal place of business or substantial assets within South Carolina and meet certain share ownership requirements) (a "Public Corporation") protection against certain types of acquisitions in which a person, entity or group (an "Acquiring Person") seeks to gain voting control of such Public Corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a Public Corporation which would result in an Acquiring Person's ownership of the corporation's shares entitled to vote in the election of directors falling within any one of the following ranges: one-fifth or more but less than one-third of all voting power; one-third or more but less than a majority of all voting power; or a majority or more of all voting power (a "Control Share Acquisition"). Shares that are the subject of a Control Share Acquisition ("Control Shares") will not have voting rights unless the holders of a majority of "disinterested shares" vote at an annual or special meeting of shareholders of the corporation to accord the Control Shares voting rights. "Disinterested shares" are shares other than those owned by the Acquiring Person or a member of a group with respect to a Control Share Acquisition, any officer of the corporation or any employee of the corporation who is also a director. Under certain circumstances, the statute permits an Acquiring Person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the Control Shares. Unless otherwise provided in a corporation's articles of incorporation or bylaws before a Control Share Acquisition has occurred, in the event Control Shares acquired in a Control Share Acquisition are accorded full voting rights and the Acquiring Person has acquired Control Shares with a majority or more of all voting power, all shareholders of the Public Corporation have dissenter's rights to receive fair value for their shares. There is currently no provision in the Articles or the Bylaws limiting or eliminating such rights. The Control Share Statute also enables a corporation to provide the redemption under certain circumstances of Control Shares with no voting rights. A corporation may opt-out of the Control Share Statute, which the Company has not done, by so providing in its articles of incorporation. Among the acquisitions specifically excluded from the Control Share Statute are acquisitions consummated pursuant to a merger or plan of share exchange in compliance with law if the Public Corporation is a party to the agreement of merger or plan of share exchange.
     Business Combinations with Interested Shareholders. The Company is also currently subject to the South Carolina business combination statute (the "Business Combination Statute") which, with certain enumerated exceptions, places certain restrictions on mergers, consolidations, sales of assets, liquidations, reclassifications or other similar kinds of transactions ("Business Combinations") with or between a resident domestic corporation with shares registered under Section 12 of the Exchange Act (a "Resident Domestic Corporation") and any person who owns beneficially 10% or more of the voting power of the outstanding voting shares of the Resident Domestic Corporation (an "Interested Shareholder"). The Business Combination Statute provides that a Resident Domestic Corporation may not engage in any Business Combination with any Interested Shareholder of the Resident Domestic Corporation for a period of two years following the date the person became an Interested Shareholder (the "Share Acquisition Date") unless the Business Combination or the purchase of shares made by the Interested Shareholder on the Share Acquisition Date is approved by a majority of the "disinterested" members of the board of directors of the Resident Domestic Corporation before the Interested Shareholder's Share Acquisition Date. A member of the board is "disinterested" if the director is not a present or former officer or employee of the Resident Domestic Corporation or a related corporation. The Business Combination Statute further provides that, subject to certain exceptions, a Resident Domestic Corporation may not engage at any time in a Business Combination with an Interested Shareholder unless the Business Combination complies with all of the requirements of the Resident Domestic Corporation's articles of incorporation and either (a) the Business Combination is approved by the board of directors of the Resident Domestic Corporation before the Share Acquisition Date, or the purchase of shares made by the Interested Shareholder on the Share Acquisition Date has been approved by the board of directors of the Resident Domestic Corporation before the Share Acquisition Date, (b) the
                                       47

Business Combination is approved by the affirmative vote of the holders of a majority of the outstanding voting shares not beneficially owned by the Interested Shareholder proposing the Business Combination at a meeting called for that purpose no earlier than two years after the Share Acquisition Date, or
(c) the Business Combination meets certain specified fair price and form of consideration requirements. A company may opt-out of the Business Combination Statute, which the Company has not done, by so providing in its articles of incorporation.
     The Control Share Statute, the Business Combination Statute and the Company's supermajority voting provisions may tend to discourage attempts by third parties to acquire the Company in a hostile takeover effort and may adversely affect the price that such a potential purchaser would be willing to pay for the stock of the Company. The provisions may also make the removal of incumbent management more difficult and may permit a minority of the directors and the holders of a minority of the Company's outstanding stock to prevent a Business Combination or related transaction, and may discourage certain speculations in the Company's stock and reduce the chances of temporary increases in the market price of the Company's stock that could be beneficial to shareholders desiring to sell in the market at that time.
     Classification of Directors. The Company's Board of Directors is classified so that, as nearly as possible, one-third of the Board of Directors is elected each year to serve a three-year term. This classification would delay an attempt by dissatisfied shareholders or anyone who obtains a controlling interest in the Company to elect a new Board of Directors, because, absent the removal, resignation or death of the members of the Board, it would take three annual meetings of shareholders to change fully the composition of the Board.
     Removal of Directors. The Articles provide that a director of the Company may be removed without cause only after a vote of the holders of 80% of the outstanding Common Stock.
Transfer Agent and Registrar
     The transfer agent and registrar for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.
Shares Eligible for Future Sale
     Upon consummation of the Offering, the Company will have 2,690,784 shares of Common Stock outstanding, and all of these shares (plus any shares issued upon the exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction or registration under the Securities Act, unless owned by an affiliate of the Company, subject to the lock-up agreements described below, or acquired pursuant to the exercise of certain stock options. Shares held by "affiliates" of the Company are subject to resale restrictions under the Securities Act. An affiliate of an issuer is defined in Rule 144 under the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All directors and executive officers of the Company will likely be deemed to be affiliates. See
"Management -- Ownership of the Common Stock." Shares held by affiliates may be eligible for sale in the open market without registration in accordance with the provisions of Rule 144. Upon consummation of the Offering, the only outstanding shares of Common Stock which will be "restricted securities," within the meaning of Rule 144, will be those shares which have been issued upon exercise of certain stock options, as all other shares of Common Stock will have been issued pursuant to offerings registered under the Securities Act.
     In general, under Rule 144 any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for three years, a person who is not deemed an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by affiliates will continue to be subject to the volume and manner of sale limitations.
     In addition, there are outstanding stock options that the Company has granted to certain directors, officers, and employees of the Company and the Banks for the purchase of an aggregate of 447,851 shares of Common Stock, of which options for 310,801 shares are currently exercisable. Shares issuable upon exercise of such options will be freely tradeable without
                                       48
restriction or registration under the Securities Act, unless owned by an affiliate of the Company or subject to the lock-up agreement described below. The Company's and each Bank's directors, executive officers, and organizers have agreed with the Underwriters not to sell any Common Stock, which includes 356,084 currently outstanding shares and 378,891 shares issuable upon exercise of options, for 180 days from the date of this Prospectus without the prior written consent of the Representatives.
     No prediction can be made of the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.
                                       49

                                  UNDERWRITING
     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below have agreed to purchase from the Company the respective number of shares of Common Stock set forth below.

Name of Underwriter                                                                    Number of Shares
J.C. Bradford & Co..................................................................       1,025,500
Edgar M. Norris & Co., Inc..........................................................         439,500
Total...............................................................................       1,465,000



     The underwriting discount has been calculated on the basis of a commission rate of 7.0% with respect to an aggregate of 1,093,662 shares of Common Stock to be sold by the Company to the public, and no underwriting discount or commission with respect to an aggregate of 371,338 shares of Common Stock to be sold to certain purchasers disclosed to the Underwriters. Also, in consideration of certain financial consulting services provided to the Company, the Company shall pay to the Underwriters a financial advisory fee of $112,000.

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.
     The Company has granted to the Underwriters an option, expiring on the close of business on the 30th day after the date of this Prospectus, to purchase up to 219,750 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.45 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the Offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Offering of the Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of shares.

     The Common Stock has been approved for listing on the American Stock Exchange under the symbol "CYL," subject to official notice of issuance. Although the Common Stock has been quoted on the OTC Bulletin Board, trading and quotations of the Common Stock have been limited and sporadic. The public offering price has been determined by negotiation among the Company and the Representatives. In determining such price, consideration was given to, among other things, the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects, and the Company's financial results. In addition, consideration was given to the status of the securities markets, market conditions for new offerings of securities, and the prices of similar securities of comparable companies.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters or any such controlling persons may be required to make in respect thereof.
     The Company and the Company's and each Bank's directors, executive officers, and organizers have each agreed with the Underwriters that they will not, for a period of 180 days from the date of this Prospectus, without the prior written consent of J.C. Bradford & Co., offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for shares of such Common Stock, other than through bona fide gifts to persons who agree in writing to be bound by this agreement if such writing is delivered to J.C. Bradford & Co. within five days after such gift or pledge, and, in the case of the Company, Common Stock issued pursuant to the exercise of outstanding options.
                                       50

                                 LEGAL MATTERS
     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Nexsen Pruet Jacobs & Pollard, LLP, Columbia, South Carolina. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.
                                    EXPERTS
     The consolidated balance sheets of the Company as of December 31, 1995 and 1996 and the consolidated statements of the operations, shareholders' equity, and cash flows of the Company for each of the three years in the period ended December 31, 1996, have been included in this Prospectus in reliance on the report of Tourville, Simpson & Henderson, independent accountants, given on the authority of that firm as experts in accounting and auditing.
                             AVAILABLE INFORMATION
     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-2 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and the exhibits thereto for further information about the Company and the securities offered hereby. Statements contained herein regarding the provisions of documents filed as exhibits to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission. The Registration Statement, and the exhibits thereto, may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.
     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of such site is http://www.sec.gov.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, filed with the Commission by the Company under the Exchange Act, are incorporated by reference into this Prospectus:
     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended; and
     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.
     All other reports and documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     Copies of the above documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available upon written or oral request, without charge, from the Company, 109 Montague Street, Greenwood, South Carolina 29646, telephone: (864) 941-8206, Attention: James H. Stark.
                                       51

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
COMMUNITY CAPITAL CORPORATION

Report of Independent Accountants......................................................................................    F-2
Consolidated Balance Sheets at December 31, 1995 and 1996..............................................................    F-3
Consolidated Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996.............................    F-4
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1994, 1995 and 1996...................    F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996.............................    F-6
Notes to Consolidated Financial Statements.............................................................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS
THE BOARD OF DIRECTORS
COMMUNITY CAPITAL CORPORATION
GREENWOOD, SOUTH CAROLINA
     We have audited the accompanying consolidated balance sheets of Community Capital Corporation and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Capital Corporation and Subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
                                         TOURVILLE, SIMPSON & HENDERSON
January 10, 1997
(except for Note 12, as to which
  the date is January 23, 1997)
Columbia, South Carolina
                                      F-2

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                                                                             December 31,
                                                                                                           1995        1996
ASSETS
  Cash and cash equivalents:
     Cash and due from banks...........................................................................   $ 2,949    $  3,927
     Federal funds sold................................................................................     2,330         700
       Total cash and cash equivalents.................................................................     5,279       4,627
Securities available for sale..........................................................................    22,446      23,280
Loans receivable.......................................................................................    63,204      80,546
  Less allowance for loan losses.......................................................................      (671)       (837)
     Loans, net........................................................................................    62,533      79,709
Premises and equipment, net............................................................................     2,531       3,523
Accrued interest receivable............................................................................       942       1,114
Other assets...........................................................................................     2,369       3,706
       Total assets....................................................................................   $96,100    $115,959
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
  Non-interest bearing.................................................................................   $ 9,447    $ 12,226
  Interest bearing.....................................................................................    63,691      77,636
       Total deposits..................................................................................    73,138      89,862
Federal funds purchased................................................................................     2,034         783
Securities sold under agreements to repurchase.........................................................     1,000       6,000
Advances from the Federal Home Loan Bank...............................................................     6,244       4,889
Accrued interest payable...............................................................................       453         462
Other liabilities......................................................................................       299         407
       Total liabilities...............................................................................    83,168     102,403
Shareholders' Equity:
Common stock, $1 par value; 10,000,000 shares authorized; 1,153,060 and 1,219,109 shares issued and
  outstanding at December 31, 1995 and 1996, respectively..............................................     1,153       1,219
Capital surplus........................................................................................    11,254      12,004
Unrealized gain on securities available for sale, net..................................................       178          35
Retained earnings......................................................................................       347         298
       Total shareholders' equity......................................................................    12,932      13,556
       Total liabilities and shareholders' equity......................................................   $96,100    $115,959

   The accompanying notes are an integral part of the consolidated financial statements.
                                      F-3

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (Dollars in thousands, except for per share data)

                                                                                                   Year ended December 31,
                                                                                                  1994       1995       1996
INTEREST INCOME:
  Loans, including fees.......................................................................   $3,909     $5,146     $6,622
  Securities, taxable.........................................................................      301        723      1,112
  Securities, nontaxable......................................................................       82        171        290
  Federal funds sold and other................................................................       48        107         90
       Total interest income..................................................................    4,340      6,147      8,114
INTEREST EXPENSE:
  Deposits....................................................................................    1,364      2,422      3,425
  Advances from the Federal Home Loan Bank....................................................      298        381        298
  Securities sold under agreements to repurchase..............................................       --         13        157
  Federal funds purchased and other...........................................................       31        132        126
       Total interest expense.................................................................    1,693      2,948      4,006
NET INTEREST INCOME...........................................................................    2,647      3,199      4,108
Loan loss provision...........................................................................       14        112        187
NET INTEREST INCOME AFTER LOAN LOSS PROVISION.................................................    2,633      3,087      3,921
OTHER INCOME:
  Service charges on deposit accounts.........................................................      306        393        515
  Gain (loss) on sales of securities available for sale.......................................      (79)       (22)        17
  Residential mortgage origination fees.......................................................      113        115        207
  Commissions from sales of mutual funds......................................................       --         49        132
  Other income................................................................................      174        242        355
       Total other income.....................................................................      514        777      1,226
OTHER EXPENSE:
  Salaries and employee benefits..............................................................    1,108      1,411      1,960
  Net occupancy expense.......................................................................      116        182        287
  Furniture and equipment expense.............................................................      121        240        305
  Other operating expense.....................................................................      916      1,236      1,589
       Total other expense....................................................................    2,261      3,069      4,141
INCOME BEFORE INCOME TAXES....................................................................      886        795      1,006
Income tax provision..........................................................................      301        261        300
NET INCOME....................................................................................   $  585     $  534     $  706
PRIMARY AND FULLY DILUTED NET INCOME PER SHARE................................................   $ 0.80     $ 0.55     $ 0.54
AVERAGE COMMON SHARES AND EQUIVALENTS OUTSTANDING.............................................   804,822    1,070,135  1,356,626

   The accompanying notes are an integral part of the consolidated financial statements.
                                      F-4

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (Dollars in thousands)

                                                                                             Unrealized
                                                                                           Gain (Loss) on
                                                                                             Securities
                                                            Common Stock        Capital    Available For     Retained
                                                          Shares      Amount    Surplus      Sale, Net       Earnings     Total
BALANCE, DECEMBER 31, 1993...........................      532,109    $ 532     $ 4,725        $   --         $  162     $ 5,419
Sales of stock to ESOP...............................       14,294       14         140            --             --         154
Adoption of accounting principle.....................           --       --          --            (4)            --          (4)
5% stock dividend....................................       26,599       27         246            --           (275)         (2)
Change in fair value for the period..................           --       --          --           (73)            --         (73)
Net income...........................................           --       --          --            --            585         585
BALANCE, DECEMBER 31, 1994...........................      573,002      573       5,111           (77)           472       6,079
Net proceeds of stock offering.......................      520,422      520       5,490            --             --       6,010
Sales of stock to ESOP...............................        4,741        5          51            --             --          56
Stock options exercised..............................          300       --           2            --             --           2
5% stock dividend....................................       54,595       55         600            --           (659)         (4)
Change in fair value for the period..................           --       --          --           255             --         255
Net income...........................................           --       --          --            --            534         534
BALANCE, DECEMBER 31, 1995...........................    1,153,060    1,153      11,254           178            347      12,932
Stock options exercised..............................        8,558        9          60            --             --          69
5% stock dividend....................................       57,491       57         690            --           (755)         (8)
Change in fair value for the period..................           --       --          --          (143)            --        (143)
Net income...........................................           --       --          --            --            706         706
BALANCE, DECEMBER 31, 1996...........................    1,219,109    $1,219    $12,004        $   35         $  298     $13,556

   The accompanying notes are an integral part of the consolidated financial statements.
                                      F-5

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                                   Year ended December 31,
                                                                                                1994        1995        1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................................................   $   585    $    534    $    706
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..........................................................       210         324         460
     Provision for loan losses..............................................................        14         112         187
     Deferred income tax benefit............................................................        --         (43)        (56)
     Amortization less accretion on securities..............................................        45          46          51
     Amortization of deferred loan fees and costs, net......................................       103          84         134
     (Gain) loss on sale of securities available for sale...................................        79          22         (17)
     Proceeds from sales of residential mortgages...........................................     5,814       4,651       8,768
     Disbursements for residential mortgages held for sale..................................    (5,572)     (4,814)     (8,684)
     Increase in interest receivable........................................................      (119)       (426)       (172)
     Increase in interest payable...........................................................        17         180           9
     Loss on disposal of premises and equipment.............................................        --          --          32
     Increase in other assets...............................................................      (551)       (267)       (333)
     Increase (decrease) in other liabilities...............................................       (76)         38         105
       Net cash provided by operating activities............................................       549         441       1,190
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in loans made to customers...................................................    (6,295)    (12,582)    (17,581)
  Net decrease in deposits in other banks...................................................       200          --          --
  Proceeds from sales of securities available for sale......................................     4,928       1,975       4,512
  Proceeds from maturities of securities available for sale.................................        38       1,527       3,603
  Purchases of securities available for sale................................................    (4,484)    (15,209)     (9,205)
  Proceeds from maturities of securities held to maturity...................................       461         100          --
  Purchases of securities held to maturity..................................................      (853)     (2,891)         --
  Purchases of non-marketable equity securities.............................................        --        (166)       (947)
  Proceeds from sale of other real estate owned.............................................        --          20          --
  Purchases of premises and equipment.......................................................      (184)       (997)     (1,713)
  Proceeds from disposals of premises and equipment.........................................        --          --         309
       Net cash used by investing activities................................................    (6,189)    (28,223)    (21,022)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand and savings deposits...............................................     3,696       9,136       8,343
  Net increase (decrease) in certificates of deposit........................................      (542)     14,856       8,381
  Proceeds of advances from the Federal Home Loan Bank......................................       117       1,900         700
  Repayments of advances from the Federal Home Loan Bank....................................      (948)     (1,582)     (2,054)
  Proceeds from issuance of common stock....................................................        --       6,010          --
  Proceeds from exercise of stock options...................................................        --           2          69
  Proceeds from stock sales to employee benefit plan........................................       154          56          --
  Net increase (decrease) in federal funds purchased and securities sold under repurchase
     agreements.............................................................................     3,178        (352)      3,749
  Cash paid in lieu of fractional shares....................................................        (2)         (4)         (8)
       Net cash provided by financing activities............................................     5,653      30,022      19,180
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........................................        13       2,240        (652)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................................................     3,026       3,039       5,279
CASH AND CASH EQUIVALENTS, END OF YEAR......................................................   $ 3,039    $  5,279    $  4,627

   The accompanying notes are an integral part of the consolidated financial statements.
                                      F-6

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     Basis of Presentation -- The accompanying consolidated financial statements include the accounts of Community Capital Corporation (the "Company"), and its wholly-owned subsidiaries, Greenwood Bank & Trust (the "Greenwood Bank") and Clemson Bank & Trust (the "Clemson Bank" and together with the Greenwood Bank, the "Banks"). The Clemson Bank began operations on June 22, 1995 (See Note 10). The principal business activity of the Company and its subsidiaries is to provide banking services to domestic markets, principally Greenwood County and Pickens County, South Carolina. The Company provides data processing and other services to the Banks. In consolidation, fees charged for these services and all other intercompany items and transactions have been eliminated.
     Use of Estimates -- In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.
     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans, and the assumptions used in computing the fair value of stock options granted and the pro forma disclosures required by Statement of Financial Accounting Standards No. 123 (See Notes 2 and 13). Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.
     While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for losses on loans and foreclosed real estate. Such agencies may require the Banks to recognize additions to the allowances based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.
     Securities Available for Sale -- All debt securities have been designated available for sale by the Company and are carried at amortized cost and adjusted to estimated market value by recording the aggregate unrealized gain or loss in a valuation account. Management does not actively trade securities classified as available for sale. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. Generally, amortization of premiums and accretion of discounts are charged or credited to earnings on a straight-line basis over the life of the securities. The adjusted cost basis of securities available for sale is determined by specific identification and is used in computing the gain or loss from a sales transaction.
     Loans -- Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned. When serious doubt exists as to the collectibility of a loan or a loan is 90 days past due, the accrual of interest income is generally discontinued unless the estimated net realizable value of the collateral is sufficient to assure collection of the principal balance and accrued interest. When interest accruals are discontinued, unpaid accrued interest is reversed and charged against current year income.
     Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to a valuation account. The accrual of interest is discontinued on an impaired loan when management determines that the borrower may be unable to meet payments as they become due.
     Allowance for Loan Losses -- Management provides for losses on loans through specific and general charges to operations and credits such charges to the allowance for loan losses. Specific provision for losses is determined for identified loans based upon estimates of the excess of the loan's carrying value over the net realizable value of the underlying collateral. General provision for loan losses is estimated by management based upon factors including industry loss experience for similar lending categories, actual loss experience, delinquency trends as well as prevailing and anticipated economic conditions. While management uses the best information available to make evaluations, future adjustment to the allowance may be
                                      F-7

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- Continued necessary if economic conditions differ substantially from the assumptions used in making the evaluation. Delinquent loans are charged against the allowance at the time they are determined to be uncollectible. Recoveries are added to the allowance.
     Residential Mortgages Held For Sale -- The Banks' mortgage activities are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors, funding residential mortgages and selling mortgages to investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at cost which approximates the market value (See Note 5). Application and origination fees collected by the Banks are recognized as income upon sale to the investor.
     Premises and Equipment -- Premises and equipment are stated at cost, less accumulated depreciation. Gain or loss on retirement of premises and equipment is recognized in the statements of operations when incurred. Expenditures for maintenance and repairs are charged to expense; betterments and improvements are capitalized. Depreciation charges are computed principally on the straight-line method over the estimated useful lives as follows:

Building and improvements................................................................   7-40 years
Furniture, fixtures and equipment........................................................   3-10 years

     Other Real Estate Owned -- Other real estate owned includes real estate acquired through foreclosure and loans accounted for as in-substance foreclosures. Collateral is considered foreclosed in-substance when the borrower has little or no equity in the fair value of the collateral, proceeds for repayment of the debt can be expected to come only from the sale of the collateral and it is doubtful that the borrower can rebuild equity or otherwise repay the loan in the foreseeable future. Other real estate owned is carried at the lower of cost (fair value at the date of foreclosure) or fair value minus estimated costs to sell. Any write-downs at the date of acquisition are charged to the allowance for possible loan losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains and losses on disposal are included in other expenses.
     Investments in Equity Securities -- Other assets include the costs of the Banks' investments in the stock of the Federal Reserve Bank and the Federal Home Loan Bank. The stocks have no quoted market value and no ready market exists. Investment in Federal Reserve Bank stock is required for state-chartered member banks. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to secure the borrowings. At December 31, 1995 and 1996, the investment in Federal Reserve Bank stock was $127,000 and $150,000, respectively. At December 31, 1995 and 1996, the investment in Federal Home Loan Bank stock was $772,000 and $822,000, respectively. Dividends received on Federal Reserve Bank stock and Federal Home Loan Bank stock are included in other income.
     The Company's investments in the stock of three unrelated financial institutions are also included in other assets at cost. The Company owns less than five percent of the outstanding shares of each institution, and the stocks either have no quoted market value or are not readily marketable. At December 31, 1995 and 1996, the investments in the stock of the unrelated financial institutions were $353,000 and $1,227,000, respectively. Dividends received are included in other income.
     Loan Fees and Costs -- Loan origination and commitment fees and certain direct loan origination costs are deferred and are being amortized to income over the contractual lives of commercial and installment loans, adjusted for prepayments, using the level yield method. Net deferred fees and costs associated with the origination of home equity lines of credit are being amortized to income over the contractual life of the lending agreement using the straight-line method.
     Income taxes -- The income tax provision is the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax bases of certain assets and liabilities, principally the allowance for loan losses and depreciable premises and equipment.
     Cash Flow Information -- For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from depository institutions and federal funds sold. Generally, federal funds sold are purchased for one-day periods.
                                      F-8

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- Continued
     During 1994, 1995 and 1996, the Company paid $1,676,000, $2,768,000 and
$4,007,000, respectively, for interest. In 1994, 1995 and 1996, the Company made tax payments of $512,000, $331,000 and $290,000, respectively.
     Supplemental noncash investing and financing activities are as follows:
     In 1994, 1995 and 1996, the Company declared 5% stock dividends and transferred $273,000, $655,000 and $747,000 from retained earnings (net of cash paid for fractional shares) to common stock and capital surplus in the amounts of $27,000, $55,000 and $57,000, respectively, and $246,000, $600,000 and
$690,000, respectively.
     Changes in the valuation account of securities available for sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements.
     Off-Balance-Sheet Financial Instruments -- In the ordinary course of business, the Banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.
     Concentrations of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of loans receivable, securities, federal funds sold and amounts due from banks. Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. Although the Company's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on business and economic conditions in Greenwood and Pickens Counties and surrounding areas. Management does not believe credit risk is associated with obligations of the United States, its agencies or its corporations. The Company places its deposits and correspondent accounts with and sells its federal funds to high credit quality institutions. By policy, time deposits are limited to amounts insured by the FDIC. Management believes credit risk associated with correspondent accounts is not significant.
     Per Share Amounts -- Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period using the treasury stock method modified for the 20% limitation. The weighted average common shares outstanding were 804,822, 1,070,135, and 1,356,626, during December 31, 1994, 1995 and 1996, respectively. Retroactive recognition has been given for the effect of all stock dividends.
     Common Stock Owned by the Employee Stock Ownership Plan (ESOP) -- ESOP purchases and redemptions of the Company's common stock are at estimated fair value as determined by independent valuations. Dividends on ESOP shares are charged to retained earnings. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share.
     Reclassifications -- Furniture and equipment expense, which was included in net occupancy expense in the 1994 and 1995 financial statements, has been segregated to conform with the 1996 presentation. Certain other captions and amounts in the 1994 and 1995 consolidated financial statements were reclassified to conform with the 1996 presentation.
NOTE 2 -- CHANGE IN ACCOUNTING PRINCIPLE:
     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-based Compensation," effective for transactions entered into in fiscal years that begin after December 15, 1995. SFAS 123 recommends that companies account for stock compensation on a fair value based method which requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. As an alternative, companies may continue to record compensation cost based on the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock (APB Opinion No. 25). However, if a company elects this method, it must include in the financial statements certain disclosures which reflect pro forma amounts as if the fair value method had been used. As permitted by SFAS 123, the Company has elected to continue its current method of accounting for stock options with pro
                                      F-9

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 2 -- CHANGE IN ACCOUNTING PRINCIPLE: -- Continued forma amounts disclosed in the financial statements. The pro forma disclosures for the Company include the effects of all awards granted after December 31, 1994 as required by SFAS 123 (See Note 13).
NOTE 3 -- RESTRICTIONS ON CASH AND DUE FROM BANKS:
     The Banks are required to maintain average reserve balances computed as a percentage of deposits. At December 31, 1996, the required cash reserves were satisfied by vault cash on hand and amounts due from correspondent banks.
NOTE 4 -- INVESTMENT SECURITIES:
     Securities available for sale at December 31, 1995 and 1996 consist of the following:

                                                                                                Gross         Gross       Estimated
                                                                                 Amortized    Unrealized    Unrealized      Fair
                                                                                   Cost         Gains         Losses        Value
                                                                                               (Dollars in thousands)
December 31, 1995:
U.S. Treasury securities......................................................    $ 5,897      $     55      $     --      $ 5,952
Securities of other U.S. Government agencies and corporations.................     11,435           117             6       11,546
Obligations of states and local government....................................      4,439           111            --        4,550
Mortgage-backed securities....................................................        394             4            --          398
  Total investment securities.................................................    $22,165      $    287      $      6      $22,446
December 31, 1996:
U.S. Treasury securities......................................................    $ 6,395      $     25      $     --      $ 6,420
Securities of other U.S. Government agencies and corporations.................     11,170            27            47       11,150
Obligations of states and local govenment.....................................      5,321            73            27        5,367
Mortgage-backed securities....................................................        337             6            --          343
  Total investment securities.................................................    $23,223      $    131      $     74      $23,280

     The following table summarizes the maturities of securities available for sale as of December 31, 1996, based on the contractual maturities. Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. There were no securities designated held to maturity at December 31, 1995 or 1996.

                                                                                               Estimated
                                                                                  Amortized      Fair
                                                                                    Cost         Value
                                                                                  (Dollars in thousands)
Due in one year or less........................................................    $ 2,530      $ 2,539
Due after one year but within five years.......................................     10,825       10,844
Due after five years but within ten years......................................      7,122        7,128
Due after ten years............................................................      2,409        2,426
Mortgage-backed securities.....................................................        337          343
  Total........................................................................    $23,223      $23,280

     Proceeds from sales of securities available for sale during 1994, 1995 and 1996 were $4,928,000, $1,975,000 and $4,512,000, respectively, resulting in gross realized gains of $0, $0 and $18,000 along with gross realized losses of $79,000, $22,000 and $1,000, respectively. There were no sales of securities held to maturity in 1994, 1995 or 1996.
     At December 31, 1995 and 1996, securities having an amortized cost of approximately $13,822,000 and $18,310,000, respectively, and an estimated market value of $14,018,000 and $18,392,000, respectively, were pledged as collateral for short-term borrowings and advances from the Federal Home Loan Bank (See Note
9) to secure public and trust deposits, and for other purposes as required and permitted by law.
                                      F-10

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 5 -- LOANS RECEIVABLE:
     Loans receivable at December 31, 1995 and 1996, are summarized as follows:

                                                                                 1995         1996
                                                                                    (Dollars in
                                                                                     thousands)
Commercial and agricultural..................................................   $13,349      $15,348
Real estate..................................................................    38,296       49,639
Home equity..................................................................     6,593        9,243
Consumer -- installment......................................................     3,722        4,592
Consumer -- credit card and checking.........................................       869        1,355
Residential mortgages held for sale and other................................       375          369
  Total loans................................................................   $63,204      $80,546

     At December 31, 1995 and 1996, the Banks had sold participations in loans aggregating $5,595,000 and $2,879,000, respectively, to other financial institutions on a nonrecourse basis. Collections on loan participations and remittances to participating institutions conform to customary banking practices.
     The Banks accept residential mortgage loan applications and fund loans of qualified borrowers (See Note 1). Funded loans are sold without recourse to investors at face value under the terms of pre-existing commitments. The Banks do not sell residential mortgages having market or interest rate risk. The Banks do not service residential mortgage loans for the benefit of others.
     At December 31, 1995 and 1996, the Banks had pledged approximately $6,864,000 and $6,294,000, respectively, of loans on residential real estate as collateral for advances from the Federal Home Loan Bank (See Note 9).
     The Company adopted SFAS 114, "Accounting by Creditors for the Impairment of a Loan", and SFAS 118, "Accounting By Creditors for Impairment of a
Loan -- Income Recognition and Disclosures" as of January 1, 1995. These statements identify how creditors should measure and account for impaired loans. Under SFAS 114 and 118, impairment of loans should be measured at the present value of the expected future cash flows discounted at the loan's effective interest rate or at fair value of the collateral if the loan is collateral dependent.
     Loans are defined as impaired when "based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement." All loans are subject to this criteria except for: "smaller-balance homogeneous loans that are collectively evaluated for impairment" and loans "measured at fair value or at the lower of cost or fair value." The Company considers its consumer installment portfolio, credit cards and home equity lines as meeting this criteria. Therefore, the real estate and commercial loan portfolios are primarily affected by these Statements.
     The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due including accrued interest at the contractual interest rate for the period of delay are expected to be collected. At December 31, 1995 and 1996, management reviewed its problem loan watch list and determined that no impairment on loans existed that would have a material effect on the Company's consolidated financial statements.
     At December 31, 1995 and 1996, the Company had nonaccrual loans of approximately $13,000 and $186,000, respectively, for which impairment had not been recognized. The additional interest income which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms is immaterial for all years presented.
                                      F-11

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 5 -- LOANS RECEIVABLE: -- Continued
     An analysis of the allowance for loan losses for the years ended December 31, 1994, 1995 and 1996, is as follows:

                                                                                 1994    1995    1996
                                                                                     (Dollars in
                                                                                      thousands)
Balance, beginning of year....................................................   $567    $580    $671
Provision for loan losses.....................................................     14     112     187
Loans charged off, net........................................................     (5)    (21)    (21)
Recoveries....................................................................      4      --      --
Balance, end of year..........................................................   $580    $671    $837

     In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments are commitments to extend credit and letters of credit and have elements of risk in excess of the amount recognized in the balance sheet. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.
     At December 31, 1995 and 1996, the Company had unfunded commitments, including standby letters of credit, of $11,786,000 and $16,334,000, of which $2,393,000 and $3,692,000, respectively, were unsecured. At December 31, 1996, the Company was not committed to lend additional funds to borrowers owing nonaccrual loans.
NOTE 6 -- PREMISES AND EQUIPMENT:
     Premises and equipment at December 31, 1995 and 1996, consists of the following:

                                                                                    1995        1996
                                                                                      (Dollars in
                                                                                       thousands)
Land............................................................................   $  465      $  501
Buildings and lease hold improvements...........................................    1,577       1,963
Furniture and equipment.........................................................    1,600       1,916
Construction in progress........................................................       --         443
  Total.........................................................................    3,642       4,823
Less, accumulated depreciation..................................................    1,111       1,300
  Net premises and equipment....................................................   $2,531      $3,523

     The Clemson Bank has a contract for the construction of its permanent facility. During 1996, approximately $10,000 of interest was capitalized on the construction. As of December 31, 1996, management estimates the cost to complete the building to range from $600,000 to $800,000.
                                      F-12

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 7 -- DEPOSITS:
     The following is a summary of deposit accounts as of December 31, 1995 and 1996:

                                                                                 1995         1996
                                                                                    (Dollars in
                                                                                     thousands)
Non-interest bearing demand deposits.........................................   $ 9,447      $12,226
Interest-bearing demand deposits.............................................     8,028        8,296
Money market accounts........................................................     9,498       14,035
Savings accounts.............................................................     7,922        8,681
Certificates of deposit......................................................    38,243       46,624
  Total deposits.............................................................   $73,138      $89,862

     At December 31, 1995 and 1996, certificates of deposit of $100,000 or more totaled approximately $12,082,000 and $11,879,000, respectively. Interest expense on these deposits was approximately $259,000, $471,000 and $665,000 in 1994, 1995 and 1996, respectively.
     As of December 31, 1995 and 1996, brokered deposits totaled approximately $985,000 and $1,380,000, respectively. Brokered deposits are not expected to be a long-term source of funds for the Company.
NOTE 8 -- SHORT-TERM BORROWINGS:
     Securities sold under agreements to repurchase generally mature within one to fourteen days from the transaction date. During 1996, the daily average of securities sold under agreements to repurchase was $2,830,000, and the maximum amount outstanding at any month end was $7,000,000. The purchaser-seller provides safekeeping services for the Company and maintains possession of the securities.
     As of December 31, 1996, the amortized cost and market value of the securities underlying the agreement were $7,406,000 and $7,430,000, respectively.
NOTE 9  -- ADVANCES FROM THE FEDERAL HOME LOAN BANK:
     Advances from the Federal Home Loan Bank consisted of the following at December 31, 1996:

                                                                                   Interest
Description                                                                          Rate        Balance
                                                                                        (Dollars in
                                                                                        thousands)
Adjustable rate advances maturing:
  January 29, 1997..............................................................      5.53%      $   700
  March 23, 1997................................................................      5.67         1,100
  April 24, 1997................................................................      5.61         1,500
Fixed rate advances maturing:
  January 29, 1997..............................................................      5.45           400
  March 5, 1997.................................................................      5.31           340
  May 27, 1997..................................................................      6.34             7
  August 27, 1997...............................................................      4.49           692
  March 24, 1998................................................................      7.37           150
     Total......................................................................                 $ 4,889

     Scheduled principal reductions of Federal Home Loan Bank advances are as follows:

1997............................................................................                 $ 4,739
1998............................................................................                     150
     Total......................................................................                 $ 4,889

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 9  -- ADVANCES FROM THE FEDERAL HOME LOAN BANK: -- Continued
     As collateral, the Company has pledged first mortgage loans on one to four family residential loans aggregating $6,294,000 (See Note 5) and debt securities aggregating $1,755,000 (See Note 4) at December 31, 1996. In addition, the Company's Federal Home Loan Bank stock, which is included in other assets (See
Note 1), is pledged to secure the borrowings. Certain advances are subject to prepayment penalties.
NOTE 10  -- SHAREHOLDERS' EQUITY:
     On December 20, 1996, the Company filed a registration statement with the Securities and Exchange Commission for the purpose of registering up to 1,684,750 shares of its common stock to be sold in a public offering. The offering is expected to be completed during the first quarter of 1997. The proceeds from the offering will be used to acquire three banks organizing in Barnwell, Belton, and Newberry (See Note 12).
     Pursuant to a prospectus dated February 27, 1995, the Company completed a public offering of 520,422 shares of its common stock, resulting in net proceeds (after deducting issuance cost) of $6,010,000. On June 22, 1995, the Company acquired all of the common stock of the Clemson Bank for $4,500,000. Immediately upon being chartered as a state bank on June 22, 1995, the Clemson Bank assumed ownership of its organizational partnership's assets and liabilities.
     The Company declared 5% stock dividends for stockholders of record on April 1, 1994, August 1, 1995 and May 1, 1996. Accordingly, amounts equal to the estimated fair market value of the additional shares issued have been charged to retained earnings and credited to common stock and capital surplus. Dividends representing fractional shares were paid in cash.
     The Company has authorized 2,000,000 shares of a special class of stock, par value $1.00 per share, the rights and preferences of which are to be designated as the Board of Directors may determine. At December 31, 1996, no shares of the undesignated stock had been issued or were outstanding.
NOTE 11 -- CAPITAL REQUIREMENTS:
     The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital of the Banks consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. The Banks' Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.
     The Banks are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.
     As of December 31, 1996, the most recent notifications from each Bank's primary regulator categorized the Banks as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Banks' categories.
                                      F-14

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 11 -- CAPITAL REQUIREMENTS: -- Continued
     The following table summarizes the capital ratios of the Banks and the regulatory minimum requirements at December 31, 1996.

                                                                                             Tier 1        Total
                                                                                           Risk-Based    Risk-Based
Actual ratio:
  Greenwood Bank........................................................................       9.97%        10.91%
  Clemson Bank..........................................................................      30.76         32.01
Regulatory minimum:
  For capital adequacy purposes.........................................................       4.00          8.00
  To be well capitalized under prompt corrective action provisions......................       6.00         10.00
                                                                                              Tier 1
                                                                                             Leverage
Actual ratio:
  Greenwood Bank........................................................................            7.34%
  Clemson Bank..........................................................................           23.60
Regulatory minimum:
  For capital adequacy purposes.........................................................            4.00
  To be well capitalized under prompt corrective action provisions......................            5.00

     The Federal Reserve Board has similar requirements for bank holding companies. The Company is currently not subject to these requirements because the Federal Reserve guidelines contain an exemption for bank holding companies with less than $150,000,000 in consolidated assets.
NOTE 12  -- ACQUISITION OF NEW BANKS AND BRANCHES:
     The Company is in the process of acquiring three de novo community banks in Barnwell, Belton, and Newberry (collectively the "New Banks"), which are non-metropolitan markets in South Carolina. The Company intends to open the banks in Belton and Newberry in traditional de novo fashion by capitalizing the banks and seeking local deposits to fund loan growth.
     In contrast, the Company intends for the bank in Barnwell (the "Barnwell Bank"), after opening, to acquire certain deposits and assets associated with five branches located in Aiken, Barnwell, and Orangeburg Counties, South Carolina from Carolina First Bank ("Carolina First"). The Company, the Barnwell Bank, and Carolina First have entered into a Purchase and Assumption Agreement dated January 21, 1997 (the "Agreement") for the acquisition by the Barnwell Bank of the branches. The Company anticipates that the acquisition of the branches will close during the first quarter of 1997. At the closing, and subject to the terms of the Agreement, the Barnwell Bank will pay Carolina First a premium of 5.25% on the assumed Carolina First deposits other than certificates of deposit greater than or equal to $100,000. The acquisition will be accounted for as a purchase. The assets acquired and the liabilities assumed will be recorded at Carolina First's respective book values if not materially different from fair value. The premium will be amortized over a fifteen-year period on a straight-line basis. The following table presents the book value of the subject assets and liabilities of the five branches as of December 31, 1995 and 1996 per unaudited information obtained from Carolina First.

                                                                                                              December 31,
                                                                                                            1995       1996
                                                                                                              (Dollars in
                                                                                                               thousands)
Assets:
  Loans.................................................................................................   $18,583    $15,152
  Premises and equipment................................................................................     1,894      1,892
  Accrued interest receivable...........................................................................       301        238
Liabilities:
  Deposits:
     Noninterest bearing................................................................................     3,793      4,936
     CD's greater than or equal to $100,000.............................................................     6,741      6,255
     Other interest bearing deposits....................................................................    42,188     42,517
       Total deposits...................................................................................    52,722     53,708
  Accrued interest payable..............................................................................       524        554

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 12  -- ACQUISITION OF NEW BANKS AND BRANCHES: -- Continued
     To capitalize the New Banks, the Company plans to sell up to 1,684,750 shares of its common stock. Of the expected net proceeds, the Company intends to use $7,000,000 to capitalize the Barnwell Bank, $3,500,000 to capitalize the bank in Belton, and $3,300,000 to capitalize the bank in Newberry. In accordance with the agreements with the organizers of the New Banks and subject to the New Banks being opened, the Company has agreed to include organizational and preopening costs in the initial capitalization of the New Banks. The total of the organizational and preopening costs is expected to range from $600,000 to $900,000 and will be amortized over a five-year period on a straight-line basis.
     The opening of the New Banks and the acquisition of the common stock of the New Banks by the Company are subject to various regulatory approvals.
NOTE 13 -- STOCK COMPENSATION PLANS:
     The Company has two stock option plans, an Employee Incentive Stock Option Plan (the "1988 Plan") and an Incentive and Nonstatutory Stock Option Plan (the "Stock Plan"), which are described below. As discussed in Note 2, the Company will continue to apply APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for either the 1988 Plan or the Stock Plan. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                                             1995       1996
                                                                                                               (Dollars in
                                                                                                                thousands,
                                                                                                              except for per
                                                                                                               share data)
Net Income:
  As reported.............................................................................................   $ 534      $ 706
  Pro forma...............................................................................................     460        418
Primary and fully diluted earnings per share:
  As reported.............................................................................................   $0.55      $0.54
  Pro forma...............................................................................................    0.43       0.33

     In calculating the pro forma disclosures, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively (there were no options granted under the 1988 Plan during 1996): dividend yield of 0 percent for all years; expected volatility of 24 and 28 percent; risk-free interest rates of 6.9 percent in 1995 for the 1988 Plan options and 7.33 and 6.71 percent for the Stock Plan options; and expected lives of 4 years in 1995 for the 1988 Plan options and 8.5 and 5.6 years for the Stock Plan options. Pro forma disclosure is not required for 1994. (See Note 2).
     Employee Incentive Stock Option Plan -- Adopted in 1988, this plan provides for the granting of options to purchase up to 47,648 shares, adjusted for stock dividends of the Company's common stock, to officers and other eligible employees of the Company and Greenwood Bank & Trust. The per-share exercise price of the options may not be less than the fair market value of a share of common stock on the date the option is granted. Options become exercisable one year after the date of grant and can be exercised within five years from the date of grant. Any options that expire unexercised or are canceled become available for issuance.
     Incentive and Nonstatutory Stock Option Plan -- During 1993 the Company approved the terms of the Company's Incentive Stock Option and Nonstatutory Stock Option Plan which received shareholders approval on May 16, 1994. The Stock Plan provides for the granting of statutory incentive stock options within the meaning of Section 422 of the Internal Revenue Code as well as nonstatutory stock options and stock appreciation rights. Stock options and stock appreciation rights are issuable only to employees and directors of the Company and its subsidiaries. The per-share exercise price of incentive stock options granted under the Stock Plan may not be less than the fair market value of a share on the date of grant, nor can the exercise date of any option granted be less than one year from the date of grant. Any options that expire unexercised or are canceled become available for issuance. Options granted generally become exercisable after one year and expire five to
                                      F-16

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 13 -- STOCK COMPENSATION PLANS: -- Continued ten years from the date of grant. On May 20, 1996, the shareholders approved an amendment to the Stock Plan increasing the number of options that may be granted to 525,000, adjusted for the effects of the stock dividend in 1996.
     A summary of the status of the Company's stock option plans as of December 31, 1994, 1995 and 1996 and changes during the years ending on those dates is presented below (all amounts have been restated to reflect stock dividends paid in 1994, 1995 and 1996):

                                                           1994                           1995                       1996
                                                           Weighted-Average               Weighted-Average               Exercise
                                                Shares      Exercise Price     Shares      Exercise Price     Shares      Price
Outstanding at beginning of year.............    36,179         $ 7.96         305,369         $ 8.57         330,681     $ 8.75
Granted......................................   277,624           8.64          31,698          10.78         139,900      11.94
Exercised....................................        --             --            (315)          8.64          (8,733)      7.89
Canceled.....................................    (8,434)          8.38          (6,071)         10.19          (6,100)     10.69
Outstanding at end of year...................   305,369           8.57         330,681           8.75         455,748       9.72

     Options exercisable at December 31, 1994, 1995 and 1996 were 297,674, 300,309 and 318,398, respectively.
     The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 1995 and 1996 is $4.60 and $4.66, respectively.
     The following table summarizes information about the stock options outstanding under the Company's two plans at December 31, 1996.

                                                             Options Outstanding                         Options
                                                            Weighted-average                           Exercisable
                Range of                     Number       Remaining Contractual    Weighted-average      Number
            Exercise Prices                Outstanding            Life              Exercise Price     Exercisable
$7.10 to $8.64..........................     290,243            6.5 years               $ 8.58            290,243
10.66 to 12.38..........................     165,505                  6.3                11.73             28,155
                                             455,748                  6.4                 9.72            318,398
                Range of                  Weighted-average
            Exercise Prices                Exercise Price
$7.10 to $8.64..........................       $ 8.58
10.66 to 12.38..........................        10.79
                                                 8.77

NOTE 14 -- RELATED PARTY TRANSACTIONS:
     Certain parties (primarily directors, executive officers, principal shareholders and their associates) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than normal risk of collectibility. Total loans and commitments outstanding to related parties at December 31, 1995 and 1996, were $2,876,000 and $4,012,000, respectively. During 1996, $2,787,000 of new loans were made to related parties and repayments totaled $1,651,000.
     The Company conducts branch banking activities from two locations which are leased from two directors under long-term leases. Land used as the site for a branch banking location is leased from a director under a five-year operating lease ending July 31, 1999. The Company can purchase the land at any time during the term of the lease for $90,000.
     During 1996, the Company began leasing part of a building and land as a branch banking location from a director. The operating lease has an initial ten-year term which expires July 31, 2006 and is renewable, at the Company's option, for four five-year terms at an increased monthly rental. The lease requires monthly payments of $3,500 with an increase to $3,850 per month during the last five years of the initial lease term.
                                      F-17

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 14 -- RELATED PARTY TRANSACTIONS: -- Continued
     Rent expense under these operating lease agreements was $2,000, $5,300, and $24,000 for the years ended December 31, 1994, 1995, and 1996, respectively. Future obligations over the primary terms of these long-term leases as of December 31, 1996 are as follows:

                                                                                   (Dollars in thousands)
1997............................................................................            $ 50
1998............................................................................              52
1999............................................................................              48
2000............................................................................              42
2001............................................................................              44
After five years................................................................             212
     Total......................................................................            $448

     There were no unpaid amounts outstanding at December 31, 1996.
NOTE 15 -- COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS:
     In the ordinary course of business, the Company or its subsidiaries may, from time to time, become a party to legal claims and disputes. At December 31, 1996, management is not aware of any pending or threatened litigation, or unasserted claims that could result in losses, if any, that would be material to the consolidated financial statements.
NOTE 16 -- RESTRICTION ON SUBSIDIARY DIVIDENDS:
     The ability of the Company to pay cash dividends to shareholders is dependent upon receiving cash in the form of dividends from its banking subsidiaries. However, certain restrictions exist regarding the ability of the subsidiaries to transfer funds in the form of cash dividends, loans or advances to the Company. The prior approval of the Commissioner of Banking is required and dividends are payable only from the undivided profits of the banking subsidiaries. At December 31, 1996, the Greenwood Bank's undivided profits were $2,099,000, and the deficit balance in the Clemson Bank's undivided profits was $346,000.
NOTE 17 -- INCOME TAXES:
     Income tax expense for the years ended December 31, 1994, 1995 and 1996 consists of the following:

                                                                                                         1994    1995    1996
                                                                                                              (Dollars in
                                                                                                              thousands)
Currently payable:
  Federal.............................................................................................   $272    $269    $ 305
  State...............................................................................................     29      35       51
                                                                                                          301     304      356
Change in deferred income taxes:
  Federal.............................................................................................    (40)    101     (104)
  State...............................................................................................     (2)     --      (33)
                                                                                                          (42)    101     (137)
       Income tax expense.............................................................................   $259    $405    $ 219
Income tax expense is allocated as follows:
  To continuing operations............................................................................   $301    $261    $ 300
  To shareholders' equity.............................................................................    (42)    144      (81)
                                                                                                         $259    $405    $ 219

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 17 -- INCOME TAXES: -- Continued
     The Company's deferred tax accounts as of December 31, 1995 and 1996 are as follows:

                                                                                1995           1996
                                                                                    (Dollars in
                                                                                    thousands)
Deferred tax assets..........................................................   $298           $348
Deferred tax liabilities.....................................................    190            103
Valuation allowance..........................................................      0              0

     The principal sources of temporary differences in 1994, 1995 and 1996, and the related deferred tax effects are as follows:

                                                                                                        1994    1995     1996
                                                                                                        (Dollars in thousands)
Provision for bad debts..............................................................................   $ (5)   $ (39)   $ (45)
Tax depreciation in excess of book depreciation......................................................      3        8        6
Net operating losses.................................................................................     --       (9)     (21)
Other, net...........................................................................................      2       (3)       4
  Temporary differences attributable to continuing operations........................................     --      (43)     (56)
Change in valuation allowance........................................................................     --       --       --
Deferred tax expense attributable to continuing operations...........................................     --      (43)     (56)
Deferred tax expense (benefit) attributable to shareholders' equity..................................    (42)     144      (81)
  Change in deferred income taxes....................................................................   $(42)   $ 101    $(137)

     A reconciliation of the income tax provision and the amount computed by applying the Federal statutory rate of 34% to income before income taxes follows:

                                                                                                         1994    1995    1996
                                                                                                             (Dollars in
                                                                                                              thousands)
Income tax at the statutory rate......................................................................   $301    $270    $342
State income tax, net of federal benefit..............................................................     16      10      10
Tax exempt interest income............................................................................    (19)    (46)    (84)
Disallowed interest expense...........................................................................      4       6      17
Officers' life insurance..............................................................................      6      (1)     12
Other, net............................................................................................     (7)     22       3
       Income tax provision...........................................................................   $301    $261    $300

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 18 -- OTHER OPERATING EXPENSES:
     Other operating expenses for the years ended December 31, 1994, 1995 and 1996 are summarized below:

                                                                                                      1994     1995      1996
                                                                                                       (Dollars in thousands)
Federal deposit insurance assessment...............................................................   $109    $   59    $    3
Banking and ATM supplies...........................................................................     96       186       228
Directors' fees....................................................................................     90        72       114
Mortgage loan department expenses..................................................................     40        44        80
Amortization of organizational costs and other assets..............................................     31        33        14
Data processing and supplies.......................................................................     37       110       176
Postage and freight................................................................................     51        90       117
Professional fees..................................................................................     92       116       132
Credit card expenses...............................................................................     44        65        94
Other..............................................................................................    326       461       631
  Total                                                                                               $916    $1,236    $1,589

NOTE 19 -- RETIREMENT AND BENEFIT PLANS:
     The Company sponsors a voluntary nonleveraged employee stock ownership plan
(ESOP) as part of a 401(K) savings plan covering substantially all full-time employees. The Company matches 50 cents per dollar, up to a maximum of 3% of employee compensation. Company contributions to the savings plan were $19,000, $23,000 and $33,000 in 1994, 1995 and 1996, respectively. The Company's policy is to fund amounts accrued. At December 31, 1996, the savings plan owned 21,118 shares of the Company's common stock purchased at an average cost of $9.92 per share adjusted for the effects of stock dividends. The estimated value of shares held at December 31, 1996 was $211,000.
     The Company has a Directors' Incentive Compensation Plan and an Officers' Incentive Compensation Plan which provide that portions of directors' fees and certain officers' cash awards, respectively, will be determined based upon various performance measures of the Greenwood Bank. For the years ended December 31, 1994, 1995 and 1996, awards under the directors' plan were $42,000, $27,000 and $56,000, respectively, and awards under the officers' plan were $84,000, $58,000 and $123,000, respectively.

     The Company has an Executive Supplemental Compensation Plan which provides certain officers with salary continuation benefits upon retirement. The plan also provides for benefits in the event of early retirement, death or substantial change of control of the Company. For the years ended December 31, 1994, 1995 and 1996, salary continuation expense included in salaries and employee benefits was $12,000, $20,000 and $24,000, respectively. In connection with the Executive Supplemental Compensation Plan, life insurance contracts were purchased on the officers. Insurance premiums of $192,000 were paid in each of the three years ended December 31, 1996, of which $168,000, $181,000 and $187,000 were capitalized in 1994, 1995, and 1996, respectively, to reflect the increase in the cash surrender value of the insurance contracts.

NOTE 20 -- UNUSED LINES OF CREDIT:
     As of December 31, 1996, the Banks had unused lines of credit to purchase federal funds from unrelated banks totaling $9,250,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines.
     The Company has a $5,000,000 line of credit with The Bankers Bank for general operating purposes. This line is collateralized by the Company's investments in the Greenwood Bank and the Clemson Bank. As of December 31, 1996, there were no amounts payable on this line.
                                      F-20

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 21 -- FAIR VALUE OF FINANCIAL INSTRUMENTS:
     In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." SFAS 107 extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value.
     The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial statements. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.
     The following methods and assumptions were used to estimate the fair value of significant financial instruments:
     Cash and Due from Banks -- The carrying amount is a reasonable estimate of fair value.
     Federal Funds Sold -- Federal funds sold are for a term of one day and the carrying amount approximates the fair value.
     Investment Securities -- The fair values of marketable securities held-to-maturity are based on quoted market prices or dealer quotes. For securities available-for-sale, fair value equals the carrying amount which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.
     Loans -- For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.
     Deposits -- The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.
     Federal Funds Purchased and Securities Sold Under Agreements to
Repurchase -- The carrying amount is a reasonable estimate of fair value because these instruments typically have terms of one day.
     Advances from the Federal Home Loan Bank -- The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently. The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the FHLB.
     Off-Balance Sheet Financial Instruments -- The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis.
                                      F-21

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 21 -- FAIR VALUE OF FINANCIAL INSTRUMENTS: -- Continued
     The carrying values and estimated fair values of the Company's financial instruments as of December 31, 1995 and 1996 are as follows:

                                                                                     December 31, 1995         December 31, 1996
                                                                                   Carrying    Estimated     Carrying    Estimated
                                                                                    Amount     Fair Value     Amount     Fair Value
                                                                                                (Dollars in thousands)
Financial Assets:
  Cash and due from banks.......................................................   $  2,949     $  2,949     $  3,927     $  3,927
  Federal funds sold............................................................      2,330        2,330          700          700
  Securities available for sale.................................................     22,446       22,446       23,280       23,280
  Loans.........................................................................     63,204       63,017       80,546       80,478
  Allowance for loan losses.....................................................       (671)        (671)        (837)        (837)
Financial Liabilities:
  Demand deposit, interest-bearing transaction, and savings accounts............   $ 34,894     $ 34,894     $ 43,238     $ 43,238
  Certificates of deposit.......................................................     38,243       38,371       46,624       46,729
  Federal funds purchased and securities sold under agreements to repurchase....      3,034        3,034        6,783        6,783
  Advances from Federal Home Loan Bank..........................................      6,244        6,227        4,889        4,880

                                                                                   Notional    Estimated     Notional    Estimated
                                                                                    Amount     Fair Value     Amount     Fair Value
                                                                                                (Dollars in thousands)
Off-Balance Sheet Financial Instruments:
  Commitments to extend credit..................................................   $ 11,649     $ 11,649     $ 15,658     $ 15,658
  Standby letters of credit.....................................................        137          137          676          676

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 22 -- COMMUNITY CAPITAL CORPORATION (PARENT COMPANY ONLY):
     Condensed financial statements for Community Capital Corporation (Parent Company Only) for the years ended December 31, 1995 and 1996 follow:
                                 BALANCE SHEETS

                                                                                                         1995         1996
                                                                                                            (Dollars in
                                                                                                             thousands)
Assets
  Cash and cash equivalents..........................................................................   $   200      $   104
  Investment in subsidiaries.........................................................................    10,467       11,288
  Securities available for sale......................................................................     1,002           --
  Premises and equipment, net........................................................................       897        1,300
  Other assets.......................................................................................       366        1,779
       Total assets..................................................................................   $12,932      $14,471
Liabilities and Shareholders' Equity
  Notes payable to subsidiaries......................................................................   $    --      $   867
  Other liabilities..................................................................................        --           48
       Total liabilities.............................................................................        --          915
  Common stock.......................................................................................     1,153        1,219
  Capital surplus....................................................................................    11,254       12,004
  Unrealized gain on securities available for sale, net..............................................       178           35
  Retained earnings..................................................................................       347          298
       Total shareholders' equity....................................................................    12,932       13,556
       Total liabilities and shareholders' equity....................................................   $12,932      $14,471

                            STATEMENTS OF OPERATIONS

                                                                                                         Year ended December
                                                                                                                 31,
                                                                                                        1994    1995     1996
                                                                                                        (Dollars in thousands)
Income:
  Interest income on securities available for sale...................................................   $ --    $ 27    $    5
  Data processing and other fees from subsidiaries...................................................     --      --       953
  Other income.......................................................................................     19      93       162
     Total income....................................................................................     19     120     1,120
Expenses:
  Salaries...........................................................................................     12      20       668
  Net occupancy expense..............................................................................     --      67       117
  Furniture and equipment expense....................................................................     --      --       196
  Interest expense...................................................................................     --       8        47
  Other operating expenses...........................................................................     90      89       473
       Total expenses................................................................................    102     184     1,501
Loss before income taxes, and equity in undistributed earnings of subsidiaries.......................    (83)    (64)     (381)
Income tax benefit...................................................................................     35      26       125
Loss before equity in undistributed earnings of subsidiaries.........................................    (48)    (38)     (256)
Equity in undistributed earnings of subsidiaries.....................................................    633     572       962
Net income...........................................................................................   $585    $534    $  706

                 COMMUNITY CAPITAL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
NOTE 22 -- COMMUNITY CAPITAL CORPORATION (PARENT COMPANY ONLY): -- Continued
                            STATEMENTS OF CASH FLOWS

                                                                                                      Year ended December 31,
                                                                                                     1994      1995      1996
                                                                                                      (Dollars in thousands)
Operating activities:
  Net income......................................................................................   $ 585    $   534    $ 706
  Adjustments to reconcile net income to net cash used by operating activities:
     Equity in undistributed earnings of subsidiaries.............................................    (633)      (572)    (962)
     Depreciation and amortization................................................................      27         52      256
     Deferred tax benefit.........................................................................     (35)       (10)      31
     Increase (decrease) in other liabilities.....................................................      (3)        --       48
     Increase in other assets.....................................................................     (58)       (58)    (676)
       Net cash used by operating activities......................................................    (117)       (54)    (597)
Investing activities:
  Purchases of premises and equipment, net........................................................     (78)      (437)    (603)
  Purchases of securities available for sale......................................................      --     (1,000)      --
  Proceeds from sales of securities available for sale............................................      --         --    1,000
  Net investment in Clemson Bank..................................................................      --     (4,385)      --
  Purchase of equity securities...................................................................      --         --     (824)
       Net cash used by investing activities......................................................     (78)    (5,822)    (427)
Financing activities:
  Proceeds from the exercise of stock options.....................................................      --          2       69
  Proceeds from sales of stock to retirement plan.................................................     154         56       --
  Cash paid in lieu of fractional shares..........................................................      (2)        (4)      (8)
  Proceeds from issuance of common stock..........................................................      --      6,010       --
  Proceeds of borrowings from subsidiaries........................................................      --         --      870
  Repayments on borrowings from subsidiaries......................................................      --         --       (3)
       Net cash provided by financing activities..................................................     152      6,064      928
  Net increase (decrease) in cash and cash equivalents............................................     (43)       188      (96)
  Cash and cash equivalents, beginning of year....................................................      55         12      200
  Cash and cash equivalents, end of year..........................................................   $  12    $   200    $ 104

     Supplemental schedule of non-cash investing and financing activities:
     In 1994, 1995 and 1996, the Company declared 5% stock dividends and transferred $273,000, $655,000 and $747,000, respectively, from retained earnings to common stock and capital surplus in the amounts of $27,000, $55,000 and $57,000, respectively, and $246,000, $600,000 and $690,000, respectively.
                                      F-24

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.
                               TABLE OF CONTENTS

                                                        Page
Prospectus Summary...................................     3
Risk Factors.........................................     6
The Company..........................................    10
Acquisition of the Carolina First Branches...........    10
Use of Proceeds......................................    13
Market for Common Stock..............................    13
Dividend Policy......................................    13
Dilution.............................................    14
Capitalization.......................................    15
Selected Consolidated Financial Data.................    16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................    17
Business.............................................    32
Government Supervision and Regulation................    37
Management...........................................    41
Description of Securities............................    45
Underwriting.........................................    50
Legal Matters........................................    51
Experts..............................................    51
Available Information................................    51
Incorporation of Certain Documents by
  Reference..........................................    51
Index to Consolidated Financial Statements...........   F-1

                                1,465,000 Shares

                              (Logo appears here)

                                  Common Stock
                                   PROSPECTUS
                               J.C. Bradford &Co.
                          Edgar M. Norris & Co., Inc.

                               February 11, 1997